UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            -------------------------

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF

                      SECURITIES OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                WHOODOO.COM, INC.
         --------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


                               DELAWARE 51-0392750
  ----------------------------------------------------------------------------
      (State or other jurisdiction of (I.R.S. Employer Identification No.)
                         incorporation or organization)

                              1660 Trade Center Way
                                Naples, FL 34109

                        ---------------------------------

                    (Address of principal executive offices)

                    Issuer's telephone number: (941) 594-2700

                          ----------------------------

           Securities to be registered under Section 12(b) of the Act:

                                                Name of Each Exchange on Which
  Title of Each Class to be so Registered       Each Class is to be Registered
-------------------------------------------   ----------------------------------
                 None                                        None


           Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK
                                (Title of Class)

ITEM 1.  DESCRIPTION OF BUSINESS

BRIEF OVERVIEW

         We are a development stage company and have not yet generated any revenues. We have developed and are refining our network of regional search engine Internet portals to provide our users access to more localized, relevant, and interest-specific information then they presently can obtain from the more established, large Internet search engine portals and to provide local businesses an opportunity to target these local users. We intend to officially launch our regional search engine portals on or about the last week of February 2000.

OUR HISTORY

         Our business became publicly-owned on August 4, 1999, when our predecessor, BGS Southwest Florida, Inc. sold substantially all of it assets to whOOdoo.com (FL), Inc., a wholly-owned subsidiary of Greystone Credit, Inc., an inactive public shell corporation organized in Florida in June 1997. At the same time, our management obtained control of the public shell in a share exchange; then the shell changed its name to whOOdoo.com, Inc. and reincorporated in Delaware.

         Our predecessor, BGS, a Florida corporation organized on February 1, 1997, conducted business as WhOOdoo Studios and is controlled by our president and chief executive officer, Mr. Paulo Mylla, and his wife. Based in Naples, Florida, BGS provided Internet solutions including website design and programming, website hosting and Internet consulting. BGS, through Whoodoo Studios, developed our initial search engine and the regional website concept. As part of the transaction on August 4, 1999, BGS sold substantially all of its assets to us, including all intellectual property regarding the search engines and regional websites.

         At the time of the transaction, we entered into a three-year management service contract with BGS. BGS has discontinued all other lines of business except for managing our operations. The purpose of entering into this agreement with BGS was to expedite Paulo Mylla's petition as an alien worker with the Immigration & Naturalization Service of the United States Department of Justice. Mr. Mylla is a Brazilian citizen and, at the time of the transaction, had a pending immigration petition based upon his employment with BGS. If Mr. Mylla changes employers, he has to withdraw his pending petition and file a new petition. This would substantially delay the approval process and adversely affect Mr. Mylla's ability to continue to work in the United States.

INDUSTRY OVERVIEW

         On January 18, 2000, Inktomi, Inc. and the NEC Research Institute completed a study that claims the Internet contains more than one billion unique web pages. Yet Inktomi, the search engine responsible for a reported 40% of all searches performed on

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

the major search sites, is reported to exclude over 90% of the web pages on the Internet from its searchable index. To our knowledge, the largest reported indexing of web pages on the Internet is by the search engine "Fast" which claims to index 30% of the Internet's web pages. We believe that the percentages of web pages indexed will continue to decline as growth of web pages on the Internet exceeds the ability of search engines to find and index the new web pages and update the indices to older pages.

MARKET OPPORTUNITY

         We believe there is an increasing need for smaller, more narrowly focused search engine portals that concentrate on specific content that can provide deeper, faster search results. We believe this need will grow rapidly as users seeking relevant information are faced with exploding amounts of content and an erosion in the percentage of coverage that is found through more traditional means.

         Our mission is to create specialty vertical portals designed to exploit niche opportunities that exist in today's Internet marketplace. Our vertical portals will provide a platform for delivering web searches, information and services and e-commerce opportunities targeted at users based upon their interests and other geographic and/or topic-related demographics.

         Unlike the major search engines, our whOOdoo.com network will provide deep regional content. Our goal is to provide users with access to regional and local information as comprehensive as a phone directory but containing far richer information. To achieve this objective, we have developed a proprietary database focused on local and regional content. Our database includes regional and local business websites which are sought by consumers yet conspicuously absent in the search results of the large search engines. The whOOdoo database is constantly growing and is continually updated through the use of automated processes, our staff, and visitors to our websites.

         To compliment our database growth, we have incorporated language sensitivity into our search engine to maximize the functionality and convenience of our vertical portals. While our current portals fill niche opportunities that exist today, our proprietary database will allow us to develop specialized portals to meet user needs and market demands as they may arise in the future.

OUR BUSINESS MODEL

         We plan to generate revenues on our search engine portals through; (i) sales of priority placement on keyword search results, (ii) sales of banner advertising, (iii) listing fees and commissions from our regional auction sites, and (iv) other e-commerce opportunities which we may develop. Each of our whOOdoo.com portals will be organized around narrowly focused regional and local content. Our content is comprised of original material developed by us or through a network of freelance writers from whom we purchase content on a per article basis and from other websites to which we provide links.

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

SALES OF KEY WORD SEARCH RESULTS

         We created and will operate a network of regional portals which shall act as an online marketplace introducing consumers and advertisers. Consumers will conduct keyword searches using the whOOdoo.com search engine service at any of our regional websites. Other websites, including advertisers, e-commerce websites, or other persons and entities that want to attract consumers to their websites, will bid in an ongoing auction for priority placement in the keyword search results of our regional search engines, with the highest bidder's site appearing first in the results. Each participating website will pay us the amount of its bid whenever a consumer clicks on its listing in our search results. A participating website will only pay us for those users who actively indicate their interest by clicking on the participating website listing. In addition, since participating websites will choose how much they pay for each consumer click-through, our service will enable each website to choose the bid amount that is optimal for its business. Because the participating websites will pay us for each click-through to their website, they select and bid only on keywords most relevant to their offerings. Further, our search result pages will contain only a limited number of banner advertisements, which will allow these pages to load more quickly. Consequently, we believe our search engine will improve a consumer's ability to quickly and easily find relevant websites providing information, products and services.

REGIONAL AUCTIONS

         Our auction site, postoffer.com, will be operated by our wholly-owned subsidiary, PostOffer.com, Inc., and will be organized regionally. Revenue will be generated by charging fees to list items for sale on our regional auction sites and by commissions generated when sales are effected. By organizing our auctions regionally, we provide a method for our users to connect with buyers and sellers located near them. For sellers, selecting a specific region or regions to sell an item will better target the exposure they get for their listing. For buyers, shopping locally provides a way to easily find items located nearby. An additional feature of regional auctions is it becomes possible to buy and sell items that normally would not have been sold on electronic auction websites including cars, hard to ship items like pianos or refrigerators, or fragile items like a glass chandelier or a grandfather clock.

         When listing an item for sale, sellers will have the option to select the region where the item is to be listed. Not only will an item appear in our site-wide search results and listings pages, but it will also appear in regional search results. The advantage of having an item appear in regional search results is that the buyers shopping there are looking for items located near them, so the buyer is getting a more targeted market for his items. This provides the opportunity to shop for bigger and hard to ship items. Also, since shipping charges are lower, the seller can either charge more for the same item or the buyer can pay less, or both.

         We intend to promote the postoffer.com regional auction websites through a network of independent contractors. These independent contractors will promote

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

awareness of our auction websites, obtain listings, and sell banner advertisements and will be compensated by revenue sharing on a basis which has not yet been determined.

         We recently purchased the software necessary to operate our regional auction sites but have not yet reached agreements with all independent contractors who will assist us in marketing and promoting the service. We plan to launch our PostOffer.com regional websites along with the launch of our regional search engine portals sometime in late February 2000.

BANNER ADVERTISEMENTS

         Our sales of banner advertisements will be directed toward regional and local advertisers. To date we have not generated any revenue from the sale of banner advertisements. By organizing our vertical portals regionally and by topics of interest to our users, we expect to attract localized Internet traffic and hope to command a premium advertising rate from the sale of banner advertising to those advertisers desiring the specific geographic and/or topic- or interest-related demographics of our users.

MARKETING

         We will focus a large part of our marketing efforts and budget toward driving visitors to our websites. Our immediate plans include utilization of search engine optimization techniques, paid and bartered banner advertisements, networking and marketing alliances, targeted email programs, and self-promotion of our websites, as more fully described below.

SEARCH ENGINE OPTIMIZATION

         According to industry experts, 80 percent of all Internet sessions begin at a search engine. Most search engines derive a large part of their advertising revenue from the sale of banner advertisements which are presented based upon the key word searches of users. These key-words are sold to a particular advertiser and trigger that advertiser's banner ad when a user searches using that key word. Normally, however, the banner ad that is displayed does not influence the listing of sites on the results page.

         It has been reported that Internet surfers, either pressed for time or overwhelmed by the volume of selection, usually click on the first 10 or so sites returned from a search. After that, traffic falls off more than 75 percent. We believe that if a website does not appear high in the results when a search is performed and the user is not presented with the opportunity to click through to the website, the operator has missed an important opportunity and may have lost that potential customer forever. Our plan is to utilize all methods and services available which will cause our websites to appear high in the search results of certain key words, phrases and concepts performed by the major search engines. As opposed to paying a major search engine to display our banner advertisement every time a user searches for a key word, phrase or concept we pay to have associated with our websites, we intend to employ methods and services that we believe will provide greater traffic flow for every dollar spent.

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         We believe search engine optimization will be the most cost-effective method of driving users to our websites. We currently use the services of did-it.com, Inc. for our search engine optimization. Did-it.com, Inc. claims to have developed methods to obtain a higher ranking for a given key word or phrase and is capable of optimizing rankings on all the major search engines including Alta Vista, Excite, HotBot, Infoseek, Opentext, Lycos, Northernlight and Webcrawler.

         In addition to the did-it.com service, we intend to optimize our ranking on the GoTo.com service, which is reported by to be one of the top six search engines on the Internet, with over 100 million searches monthly, and one of the 26 most visited sites. GoTo.com uses a "pay for performance" model where websites bid for placement on a list of GoTo.com's search results. We plan to constantly monitor the performance of the click-throughs we receive on the GoTo.com search service and adjust the amount we bid for search result placement to obtain the maximum cost-benefit return.

BANNER ADVERTISEMENTS

         We are developing and plan to implement, along with the launch of our regional search engine portals in February 2000, a banner advertising program to create Web visibility, build brand awareness and provide click-through access to our websites. Our program will be carefully targeted, evaluated and refined to maximize the quality of visitors directed to our websites and will consist of both paid and bartered banner advertisements.

NETWORKING AND MARKETING ALLIANCES

         We have devloped and plan to continue developing networking marketing alliances with various individuals and businesses across the country. Our alliances are focused on developing useful content, creating brand awareness, selling advertising, and developing e-commerce opportunities. We plan to utilize these marketing alliances to increase our online exposure.

         We have developed a network of approximately 50 independent writers that supply interest-specific content to us on a fee per article basis. We will continue to utilize the services of these independent writers and will add additional writers as necessary.

CLASSIFIED ADS AND BULLETIN BOARD POSTINGS

         Our marketing department will be constantly working with the classified ads and bulletin board posting areas of high traffic websites in order to create awareness of all our services.

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

ADDITIONAL SERVICES OFFERED TO USERS OF OUR WEBSITES

         We are developing a mail service which will be named "whOOmail." WhOOmail will be a free web-based email service that will allow a user to send and receive email from any computer connected to the Internet anywhere in the world. A user will be able to send and receive email from whOOmail simply by entering www.whoomail.com and entering their user name and pass-code. We also plan to add a free day-planner and calendar service to complement the whOOmail service. We plan to have our whOOmail service operational at the time we launch our regional search engine portals in late February 2000.

         Weather information will be used as primary means of encouraging a flow of users across our websites and in doing so it will serve to strengthen awareness of our regional offerings. Weather information is some of the most widely sought information on the Internet according to many studies and will be a prominent feature offered on all our regional search pages. It is sought throughout the day and it is also sought for destination planning whenever travel is considered. Users planning travel will be able to simply select a destination and after arriving at our regional website, will be able to see the weather picture around the region. With a "click" they will also have access to complete five-day weather forecasts for key areas around that region.

         Our source of weather information will be AccuWeather. They have designed a special graphic representation of all states and provinces with weather icons strategically located around the region. These custom graphics will appear on every regional homepage and will give our users a quick look at the regional weather situation. Our planned personalization features will allow registered users to automatically view a graphic of their state or province and will be accompanied by a five-day graphical forecast for the user's home area.

         We are also developing a promotional program named "The whOOdoo Best of...Award" which will be used to leverage our advertising dollars. The award will be presented to the best companies within certain industries found throughout all regions. The businesses we choose for awards must use extensive radio advertising as a way of reaching consumers. We will promote the award both online and off-line and develop its stature. The objective is to use the award as a tool for asserting whOOdoo's regional expertise and as a means of increasing brand awareness through the promotional efforts of the award recipients.

         We also offer and will design free websites for community and non-profit organizations as a method of creating awareness of the whOOdoo.com brand. These sites will expose us to the large circles of people reached by these community and non-profit organizations groups. All free websites will link to us through the display of a whOOdoo banner ad.

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

OUR OPERATIONS

         We currently operate out of leased offices located at 1660 Trade Center Way, Naples, Florida and employ 12 full-time employees. Five of our employees hold management positions, four hold technical positions, and three are in sales related positions.

         Our network and servers are located at our Naples, Florida offices. In addition, we have recently entered in an agreement with the Impact Group to manage our co-hosting servers and network equipment at the Exodus Communications, Inc. Internet Data Center located in Waltham, Massachusetts. Exodus operates world-class facilities designed to host mission-critical Internet operations. We chose their Waltham, Massachusetts location because of its strategic location to high bandwidth Internet backbone providers. Their Internet Data Center will provide the physical environment necessary to keep our network operational 24 hours a day, 7 days a week, and offers the following benefits:

         o Physical security features, including state-of-the-art smoke detection and fire suppression systems, motion sensors, and 24 x 7 secured access, as well as video camera surveillance and security breach alarms;

         o        HVAC temperature control systems and seismically braced racks;

         o DataVault (TM) Service which provides a dedicated system for safeguarding mission-critical data including:

                  o        prompt recovery options in the event of down-time;

                  o daily, weekly and monthly reporting of backup and restore processes available via a password protected website;

                  o enhanced capabilities for backing up large volumes of data;

                  o scalable storage solutions to match growth requirements;

                  o        quality of service guarantees; and

                  o        access to burstable bandwidth.

         In addition, Exodus will assist us in monitoring usage trends and assist us in allocating network resources more efficiently by providing daily and month-to-date Internet based bandwidth reports and their ReadyCache Content Distribution Service (TM) which will provide us an efficient way to deliver more content to our end-users without the costly investment in additional server infrastructures.

FORWARD-LOOKING STATEMENTS

         This registration statement contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify



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

forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. We cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks outlined under "Risk Factors" and elsewhere in this registration statement.

RISK FACTORS

         You should carefully consider the risks described below before buying shares in this offering.

RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY AND OUR BUSINESS MODEL IS UNPROVEN

         We were founded in February 1997 and have a limited operating history. Our revenue and income potential is unproven and our business model is still evolving. We expect to incur net losses for the foreseeable future and may never become profitable. An investor in our common stock must consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets. In order to overcome these risks and difficulties, we must, among other things:

         o attract a large audience to our regional search engine portals and regional auctions;

         o        create awareness of our brand;

         o        create user loyalty;

         o        offer compelling content;

         o maintain our current, and develop new, strategic relationships;

         o attract a large number of advertisers and sponsors from a variety of industries;

         o        respond effectively to competitive pressures;

         o        continue to develop and upgrade our technology; and

         o        attract, retain and motivate qualified personnel.

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

     If we fail to achieve these objectives, we may not realize sufficient revenues or net income to continue operations or ultimately succeed.

WE LACK WORKING CAPITAL AND NEED TO RAISE ADDITIONAL CAPITAL TO REMAIN IN
   BUSINESS.

         We currently have limited working capital. Our ultimate success depends upon our ability to raise additional capital. Except for a possible $796,875 we may receive from the exercise of 1,062,500 of our warrants, which we cannot assure will be exercised, we have not secured commitments for additional capital. There are no assurances that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. There can be no assurances that we will be able to raise the capital necessary to continue our operations and, if we cannot we may not be able to remain in business and you may lose your entire investment.

         If we are able to raise additional capital through the issuance of equity, equity-related or debt securities, these securities may have rights, preferences or privileges senior to those of the rights of our common stock and, as a result, the price of our common stock may decline.

OUR QUARTERLY FINANCIAL RESULTS MAY BE SUBJECT TO SIGNIFICANT FLUCTUATIONS
   BECAUSE OF MANY FACTORS, AND ANY OF THESE COULD ADVERSELY AFFECT OUR STOCK PRICE.

         We believe that quarter-to-quarter comparisons of our operating results will not be a good indication of our future performance. It is likely that in some future quarter our operating results may be below the expectations of public market analysts and investors and, as a result of these or other factors, the price of our common stock may fall. Our operating results have varied widely in the past, and we expect that they will continue to vary significantly from quarter-to-quarter due to a number of factors, including:

         o demand for our online services by advertisers and consumers, including the number of searches performed by consumers and the rate at which they click-through to paid search listing advertisements;

         o prices paid by advertisers on our paid keyword search service, which are not determined by us;

         o our costs of attracting consumers to our websites, including costs of receiving exposure on third-party websites and advertising costs;

         o        costs related to our obtaining content for our websites;

         o the mix of paying vs. non-paying search results on our service;

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

         o our ability to significantly increase our strategic relationships and marketing alliances;

         o the amount and timing of operating costs and capital expenditures relating to expansion of our operations;

         o costs and delays in introducing new services and improvements to existing services;

         o changes in the growth rate of Internet usage and acceptance by consumers of e-commerce;

         o        technical difficulties, system failures or Internet downtime;

         o        government regulations related to the Internet;

         o our ability to upgrade and develop our information technology systems and infrastructure;

         o        costs related to acquisitions of technologies or businesses;
                  and

         o general economic conditions, as well as those specific to the Internet and related industries.


WE ARE DEPENDENT ON THE SALE OF BID-FOR-PLACEMENT SEARCH SERVICES AND ONLINE
   ADVERTISING FOR OUR SUCCESS

         Our revenues are directly related to our ability to generate transactions on our bid-for-placement service, the amount bid by our advertisers on the bid-for-placement services and our sales of online advertising. These potential sources of revenue on which we will depend have achieved only limited market acceptance to date. Internet advertising in general is at an early stage of development. Most potential advertisers have only limited experience advertising on the Internet and have not devoted a significant portion of their advertising expenditures to Internet advertising. If Internet advertisers perceive the Internet in general, or our regional search engine portals in particular, to be a limited or an ineffective advertising medium, they may be reluctant to advertise online or on our websites. There is significant competition for those advertisers that do use the Internet for advertising. We will compete for a share of the Internet advertising budget of those advertisers. To the extent that Internet advertising does not continue to increase and that we are not successful in competing for that portion of an advertiser's Internet advertising budget, our business will suffer.

         Advertising through priority placement on search service results has been introduced only recently, and we cannot predict the level of its acceptance as an advertising medium. Our service may not achieve significant acceptance by consumers. Among other things, because our service prioritizes search results based on advertising bids associated with keywords rather than on algorithmic or other traditional search and

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

retrieval technologies, consumers may perceive our results to be less objective than those provided by traditional search methods. If a sufficient number of users do not click-through on the results of our keyword search results or if a sufficient number of those that do click-through do not purchase the goods or services or otherwise do not meet the expectations of those persons or entities purchasing priority placement on our search service to justify their continuing to use our search service, we may not produce sufficient revenue to justify the cost of this service or operate our business and you may lose your investment.

WE ARE INEXPERIENCED IN OPERATING AUCTION SITES AND OUR PLANNED REGIONAL AUCTION
   WEBSITES MAY NOT GENERATE REVENUES SUFFICIENT TO JUSTIFY THEIR COST OF DEVELOPMENT AND IMPLEMENTATION OR CONTINUED OPERATION.

         We are inexperienced in operating auction sites and will face fierce competition for listings on our regional auction sites from larger, more established, auction sites that have significantly greater financial resources and have already developed brand recognition and a loyal base of buyers and sellers. In addition, our auction model requires a listing fee while some of the competing auction sites do not. We may never achieve the critical mass of buyers and sellers utilizing our regional auction sites to justify the cost or continued operation. To the extent that we are unsuccessful in competing with other auction sites and the revenues generated from our regional auctions are less than the cost of developing, implementing and operating our auction sites, our business will suffer.

WE RELY ON SEARCH-OPTIMIZATION TECHNIQUES OF THIRD-PARTIES AND A LIMITED NUMBER
   OF OTHER SOURCES TO DIRECT CONSUMERS TO OUR WEBSITES

         We rely on the search-optimization techniques of third-parties as a primary method of attracting users to our websites by attempting to increase the ranking of certain keywords associated with our regional websites on the search results of the major search engines. These search-optimization techniques may become obsolete quickly, not remain effective, and/or become more expensive to subscribe to. They also are viewed by some of the major search engine portals as infringements on their editorial integrity and at odds with the consumer trust they have developed. Moreover, at least one major search engine that we are aware of has publicly stated that their engineers are working full-time to prevent search-optimization techniques from affecting their rankings. To the extent that these techniques become obsolete or not remain effective, search engine portals are successful in preventing the techniques from being successful, or we are unable to continue our subscriptions on commercially reasonable terms, the number of visitors to our websites and our revenues will decrease and our business will suffer.

         We also depend on a limited number of other websites to direct customers to our regional portals and auction sites. These websites contain click-through banner advertisements that we either pay for or obtain in a barter arrangement and/or marketing alliance. We have also developed promotional websites for non-profit and community

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

organizations free of charge in exchange for their display of our banner advertisements to their membership groups. To the extent that we cannot generate the capital necessary to continue paying for banner advertisements or our banner advertisement barter and promotional programs are ineffective, the number of visitors to our websites and our revenues will decrease and our business will suffer.

OUR FUTURE SUCCESS DEPENDS UPON DEVELOPING AND ENHANCING OUR MARKETING NETWORK
   AND RETAINING AND FORMING NEW MARKETING ALLIANCES

         We believe that our future success in penetrating our target markets, developing brand recognition and loyalty and generating revenues depends, in part, on our ability to develop and maintain alliances with our marketing affiliates and expand our marketing network. Our marketing affiliates display a click-through banner advertisement to our websites and/or otherwise encourage people to visit our website. We believe these relationships are important in order to create awareness and acceptance of our regional search engines, build brand recognition and loyalty, and enhance our sales. Our future ability to attract visitors to our regional websites is dependent, in part, upon the establishment of additional marketing alliances and development and growth of our marketing network. If we are unable to successfully develop and maintain relationships with marketing alliances, usage of our websites may not grow or may decline and our business will suffer.

OUR CONTRACTS WITH OUR MARKETING AFFILIATES ARE GENERALLY TERMINABLE AT ANY TIME

         Our agreements with our marketing affiliates are generally terminable at will by either party. The loss of these agreements could harm our business.

OUR INDUSTRY IS HIGHLY COMPETITIVE, AND WE CANNOT ASSURE YOU THAT WE WILL BE
   ABLE TO COMPETE EFFECTIVELY

         The market for Internet products, services and advertising is new, rapidly evolving and intensely competitive. We will compete with many other providers of services on the Internet and for the advertising expenditures of advertisers. We expect competition in both these areas to intensify in the future. Barriers to entry may not be significant, and current and new competitors may be able to launch new websites at a relatively low cost. Many of these competitors, as well as potential entrants into our market, have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially greater resources to promotion and website and systems development than we can. In addition, large, established and popular search engines are organizing their websites regionally. Accordingly, we believe that our success will depend heavily upon our ability to provide better, more relevant local information and achieve significant market acceptance and penetration before our competitors and potential competitors introduce services that can

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

effectively compete with us on a local level. To the extent we cannot generate sufficient revenue from the sale of advertisements or other direct marketing opportunities to cover our expenses or expand our business, it will have a material adverse affect on our business, operating results, and financial condition.

OUR GROWTH IS DEPENDENT ON OUR ABILITY TO DEVELOP OUR BRAND NAME

         We believe that developing our brand name will be critical to achieving widespread acceptance of our regional search engine portals and auction sites. Promoting and positioning our whOOdoo.com brand name will depend largely on the success of our marketing efforts and our ability to provide high quality services. In order to promote our brand name, we will need to allocate a portion of our marketing budget to creating and maintaining brand loyalty among our users. Brand name promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses we incur in building our brand name. If we fail to promote and maintain our brand name or we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand name, our business results of operations and financial condition will be adversely affected.

WE ARE DEPENDENT ON KEY PERSONNEL AND OUR INABILITY TO ATTRACT ADDITIONAL
   PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

         We are dependent on our management agreement with BGS and on our key personnel, particularly, Paulo Mylla, our chief executive officer, Brian Leith, our vice-president and chief operating officer, Debbie Briscoe, our secretary, treasurer and communications director, and Kevin Casey, our director of information technologies. Messrs. Mylla, Leith and Casey are employed by BGS and have entered into three-year employment agreements with BGS, the same time period as our management contract with BGS, which provide for assignment to us at anytime. We have also entered into one year employment agreements with, Ms. Debbie Briscoe, Mr. James Marks, Jr., Ms. Leslie Sawyer and Mr. Frank Tung. If we were to lose the services of one or more of our key personnel, our ability to operate our business may be impaired and our business may suffer.

WE MAY NOT BE ABLE TO HIRE OR RETAIN QUALIFIED STAFF

         If we are able to continue operations and expand in the future, for which no assurances can be given, we will need to attract and retain highly experienced executives and employees. The market for such individuals is highly competitive. There can be no assurances that we will be successful in attracting and retaining such individuals or managing our future growth, if any. If we cannot attract and retain enough qualified and skilled staff, the growth of our business may be limited. Our ability to provide services to our users and grow our business depends, in part, on our ability to attract and retain qualified staff, many of whom should have college and graduate degrees, as well as professional experiences that are relevant for all the functions we perform. Competition for personnel with these skill sets is intense. Some technical job categories are under conditions of severe shortage in the United States. In addition, restrictive immigration quotas could prevent us from recruiting skilled staff from outside the United States. We may not be able to recruit or retain the caliber of staff required to carry out essential functions at the pace necessary to sustain or grow our business.

FAILURE TO MANAGE OUR GROWTH COULD REDUCE OUR REVENUES

         We may enter periods of significant growth. If we do, such growth will place a significant strain on our management, operational, and financial resources. Our future success will depend, in part, on our ability to manage our anticipated growth and to enhance our operational and financial controls. We will need to continue to improve our operational and financial systems and our managerial controls and procedures. If we are unable to accomplish any of these objectives, our business, operating results and financial condition could be materially adversely affected.

THE CAPACITY CONSTRAINTS OF OUR PERSONNEL AND TECHNOLOGY RESOURCES MAY LIMIT OUR
   GROWTH

         If we are unable to undertake new business due to a shortage of staff or technology resources, our growth will be impaired. As we develop additional vertically integrated regional portals, it will be necessary to build up a significant database of new information. This, too, often requires a substantial amount of time from our technical and marketing staffs. If our staff does not have the time to find and assimilate this new information, we may not be able to extend our services by adding vertically integrated regional portals in a timely manner. Therefore, there may be times when our opportunities for revenue growth may be limited by the capacity of our internal resources rather than by the absence of market demand.

IF WE FAIL TO CONTINUALLY IMPROVE OUR SYSTEMS AND TECHNOLOGY, WE MAY LOSE
   CUSTOMERS AND REVENUE AND HARM OUR BRAND IMAGE

         Our services are characterized by rapidly changing technologies and frequent new product and service introductions. We may fail to introduce an improved search engine or online auction technology on a timely basis or at all. If we fail to introduce new technology, improve our existing technology, or provide new features or functionality in response to industry developments, we could experience frustration from our customers that could lead to a loss of revenue. We may be unable to effectively upgrade and expand our systems in a timely manner or to integrate smoothly any newly developed, licensed or purchased technologies with our existing systems. These difficulties could harm or limit our ability to expand our business and system failures could adversely affect our business, results of operations and financial condition.

WE ARE DEPENDENT UPON MAINTAINING AND IMPROVING OUR COMPUTER AND OUR BACK-OFFICE
   AND COMMUNICATIONS SYSTEMS

         Our failure to maintain and continually improve our databases, indexing processes, transaction processing systems and network infrastructure will adversely affect our business and results of operations. Our success, in particular our ability to provide high quality customer service, largely depends on the efficient and uninterrupted operation of our database and computer and communications systems in order to accommodate the consumers and advertisers using our service. Our success also depends upon our ability to rapidly expand our transaction-processing systems and network infrastructure without any systems interruptions in order to accommodate any significant increases in use of our service. We believe that our current transaction-processing systems and network infrastructure are sufficient to support our near-term future growth but may need to be expanded to meet future growth. In addition, many of our software systems are custom-developed and we rely on our employees and certain third-party contractors to develop and maintain these systems. If any of these employees or contractors become unavailable to us, we may experience difficulty in maintaining and improving these systems. Furthermore, we must manage multiple relationships with various software and equipment vendors whose technologies may not be compatible, as well as relationships with other third parties to maintain and enhance our technology infrastructure. To the extent we are unsuccessful in maintaining or improving our systems or managing our relationships with third-parties on whom we rely, our business operating results and financial condition will be adversely affected.

WE FACE THE RISK OF SYSTEM FAILURES FROM EVENTS BEYOND OUR CONTROL OR FROM
   INTENTIONAL MISCONDUCT

         Our future success will largely depend on the efficient and uninterrupted operation of our computer and communications hardware and software systems. These systems and operations are vulnerable to damage or interruption from hurricanes, floods, fires, power loss, telecommunication failures and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. All servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to transact business. In addition, unauthorized persons may improperly access our data. Although we have recently entered into a co-hosting agreement with The Impact Group to manage our co-hosting equipment at the Exodus Communications, Inc. Internet Data Center in Waltham, Massachusetts, our co-hosting equipment is not yet operational and, therefore, we do not have fully redundant systems. We have not developed a formal disaster recovery plan and we do not carry sufficient business interruption insurance to compensate us for losses that may occur. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in interruptions to our services. Such interruptions may reduce our revenues and our future revenues may be harmed if our users believe that our systems are unreliable. To the extent that system failures reduce our revenues or our users believe our systems are unreliable, our business, results of operation and financial condition will be materially adversely affected.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

         To become successful, we plan to expand into international markets. We have limited experience in localizing our service to conform to overseas cultures, standards and policies. We will have to compete with local companies who understand the local market better than we do. We may not be successful in expanding into international markets or in generating revenues from foreign operations. If we attempt to expand internationally, we will be subject to risks of doing business internationally, including, but not limited to, the following:

         o regulatory requirements that may limit or prevent the offering of our services in local jurisdictions;
         o legal uncertainty regarding liability for the listings of our users, including less Internet friendly basic law and unique local laws;
         o government-imposed limitations on the public's access to the Internet;
         o        difficulties in staffing and managing foreign operations;
         o longer payment cycles, different accounting practices and problems in collecting accounts receivable;
         o        cultural non-acceptance of online transactions;
         o        political instability;
         o Year 2000 risks of which we are unaware and which may present themselves at some time in the future;
         o        seasonal reductions in business activity;
         o        potentially adverse tax consequences; and
         o administrative burdens in collecting local taxes, including value-added taxes.

         When we establish international operations and, to the extent part of our revenues are paid in foreign currencies, we also could become subject to increased difficulties in collecting accounts receivable and risks relating to foreign currency exchange rate fluctuations.

OUR TRADE SECRETS ARE UNPROTECTED AND WE ARE RELIANT UPON THE INTELLECTUAL
   PROPERTY OF THIRD PARTIES

         Our ability to compete effectively with other companies will be materially dependent upon the proprietary nature of our technologies and marketing strategies. We will rely on trade secrets, know-how and continuing technological advancement to create and maintain our competitive position. We have entered into confidentiality agreements with Mr. Paulo Mylla, our president and chief executive officer, Mr. Brian Leith, our vice president and chief operating officer, and Mr. Kevin Casey, our director of information technologies, all of whom are currently employed by BGS. All of our other employees have confidentiality provisions in their employment contracts. No assurances, however, can be given that such obligations of confidentiality will be honored or that we can effectively protect our rights to our unpatented trade secrets. Moreover, no assurances can be given that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets.

OTHERS MAY REFUSE TO LICENSE IMPORTANT TECHNOLOGY TO US OR MAY INCREASE THE FEES
   THEY CHARGE US FOR THIS TECHNOLOGY

     We rely on third parties to provide us with some software and hardware, for which we pay fees. This software has been readily available, and to date we have paid fees we believe are commercially reasonable. These third parties may increase their fees significantly or refuse to license their software to us on commercially reasonable terms. While other vendors may provide the same or similar technology, we cannot be certain that we can obtain the required technology on favorable terms, if at all. If we are unable to obtain required technology at a reasonable cost, our growth prospects and operating results may be harmed through impairment of our ability to conduct business or through increased costs.

     We may be required to obtain licenses to patents or other proprietary rights from third parties. For example, a patent has been issued relating to linking to other websites and we may have to pay royalties in the future to continue linking to and from our websites. No assurance can be given that any licenses required under any patents or proprietary rights would be made available on terms acceptable to us, if at all. If we do not obtain required licenses, it could encounter delays in product development while we attempt to design around the patents, or it could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.

WE RELY ON THIRD PARTIES FOR THE HOUSING AND MANAGEMENT OF OUR CO-HOSTING
   EQUIPMENT.

         We rely on the Exodus Communications, Inc. Internet Data Center as the co-hosting location of our computers and network equipment. We also rely on The Impact Group for the implementation and maintenance of our equipment at the Exodus facilities. Because we cannot directly control these parties, our reputation, brand and business in general may be harmed if our systems located at and managed by these parties experience service difficulties.

WE FACE RISKS OF CLAIMS FROM THIRD PARTIES FOR INTELLECTUAL PROPERTY
   INFRINGEMENT AND OTHER MATTERS THAT COULD ADVERSELY AFFECT OUR BUSINESS

         Our services operate in part by making Internet services and content available to our users. This creates the potential for claims to be made against us, either directly or through contractual indemnification provisions with third parties. These claims might, for example, be made for defamation, negligence, copyright, trademark or patent infringement, personal injury, invasion of privacy or other legal theories. We do not believe that we infringe on the proprietary rights of others, and to date, no third parties have notified us of infringement, but we may be subject to infringement claims in the future. The defense of any claims of infringement or otherwise made against us by third parties could involve significant legal costs and require our management to divert time from our business operations. Either of these consequences of an infringement or other claim could adversely affect our business. If we are unsuccessful in defending any infringement claims, we may be forced to obtain licenses or to pay royalties to continue to use our technology. We may not be able to obtain any necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are too costly, our operating results may suffer either from reductions in revenues through our inability to serve clients or from increases in costs to license third-party technology.

WE ARE EXPOSED TO RISKS ASSOCIATED WITH CREDIT CARD FRAUD

         We may to suffer losses as a result of orders placed with fraudulent credit card data, even though the associated financial institution approved payment of the orders. Under current credit card practices, a merchant is liable for fraudulent credit card transactions when, as is the case with the transactions we process, that merchant does not obtain a cardholder's signature. A failure to adequately control fraudulent credit card transactions could result in substantial expenses.

RISKS RELATED TO YEAR 2000 COMPUTER PROBLEMS

         We depend on the integrity and stability of the Internet to provide our services. Thus, the system necessary to support our operations consists of a network of computers and telecommunications systems located throughout the world and operated by numerous unrelated entities and individuals, none of which has the ability to control or manage the potential year 2000 issues that may impact the entire system. Our ability to assess the reliability of this system is limited and relies on generally available news reports, surveys and industry data. Based on these sources, we believe most entities and individuals that rely significantly on the Internet have reviewed and attempted to remediate issues relating to year 2000 compliance, but it is not possible to predict whether these efforts will be successful in reducing or eliminating the potential negative impact of year 2000 issues. A failure of our software, computer systems or networking equipment or the software, computer systems or networking equipment of third parties with which our systems and equipment interact due to Year 2000 or other problems could seriously harm our business.

RISKS RELATED TO THE INTERNET

WE ARE DEPENDENT ON THE CONTINUED ADOPTION OF THE INTERNET AS A METHOD OF
   CONDUCTING BUSINESS FOR OUR FUTURE GROWTH

         The ability to transact commerce over the Internet is a recent phenomenon. Growth in the use of the Internet for conducting business may not continue. Our future revenues and profits will be substantially dependent upon the widespread acceptance of the Internet as a medium for commerce by consumers and businesses. In order to develop our user base, we must appeal to and acquire consumers and businesses that historically have used traditional means of commerce to purchase goods and services. The failure of the Internet to continue to develop as a commercial and business medium would adversely affect our business.

FAILURE TO EXPAND THE INTERNET INFRASTRUCTURE COULD LIMIT OUR FUTURE GROWTH

         The success our service will depend largely on the development and maintenance of the Internet. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products; such as high speed modems, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and bandwidth requirements. As the Internet continues to experience increased numbers of users, increased frequency of use and increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. The recent growth in Internet traffic has caused frequent periods of decreased performance, and if Internet usage continues to grow rapidly, the Internet's infrastructure may not be able to support these demands and its performance and reliability may decline. If outages or delays on the Internet occur frequently or increase in frequency, overall Internet usage, including usage of our regional websites in particular, could grow more slowly or decline. Any factor which reduces the usage of the Internet may have a material adverse effect on our business.

RISKS ASSOCIATED WITH INFORMATION DISSEMINATED THROUGH THE COMPANY'S SERVICE

         The law relating to the liability of businesses for information carried on or disseminated through their services on the Internet is currently unsettled. Claims could be made against Internet companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. In addition, federal, state and foreign legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. If we became liable for information provided by our users and carried on our services, we could be directly harmed and we may be forced to implement new measures to reduce our exposure to this liability.

WE MAY INCUR LIABILITIES FOR THE ACTIVITIES OF USERS OF OUR SERVICE

         The law relating to the liability of providers of online services for activities of their users is currently unsettled and could harm our business. We do not carry insurance that will indemnify us for liability for activities of our users. Certain of our advertisers' websites and/or products listed on our regional auction sites by our users, may offer or contain information about alcohol, tobacco, firearms, adult material and other products, services and information that may be subject to regulation by local, state or federal authorities. In addition, our advertisers' websites may contain text, images or information that could infringe third-party copyrights, trademarks or other intellectual property rights.

We cannot assure you that we will successfully avoid liability for unlawful activities carried out by users of our service. The imposition of potential liability for unlawful activities of users of our service could require us to implement measures to reduce our exposure to such liability, which may require us, among other things, to spend substantial resources or to discontinue certain service offerings. Any costs incurred as a result of such liability or asserted liability could damage our business.

INCREASED SECURITY RISKS OF ONLINE COMMERCE MAY DETER FUTURE USE OF OUR SERVICES

         Concerns over the security of transactions conducted on the Internet and the privacy of consumers may also inhibit the growth of the Internet and other online services generally, and online commerce in particular. Our failure to prevent security breaches could significantly harm our business and results of operations. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not result in a compromise or breach of the algorithms we use to protect our transaction data. Anyone who is able to circumvent our security measures could misappropriate proprietary information, cause interruptions in our operations or damage our brand and reputation and/or subject us to risk of loss, litigation and other possible liability. We do not believe that it is possible to insure that our data repositories, financial systems and other technology resources are totally secure from security breaches or sabotage. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Any well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials, which would adversely affect our business.

     In the past, computer viruses have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into our systems or those of our customers or marketing affiliates, which could disrupt our network of regional search engines and regional auction technology or make our services otherwise inaccessible to our users and customers. We may be required to expend significant capital and other resources to protect against the threat of, or to alleviate problems caused by, security breaches and the introduction of computer viruses. Our security measures may be inadequate to prevent security breaches or combat the introduction of computer viruses, either of which may result in loss of data, increased operating costs, litigation and possible liability.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES MAY DAMAGE OUR BUSINESS

         The laws and regulations applicable to the Internet and our services are evolving and still unclear and could damage our business. There are currently few laws or regulations of which we are aware that are directly applicable to access to, or commerce on, the Internet. However, the Internet has rapidly emerged as a commerce medium, and governmental agencies have not yet been able to adapt all existing regulations to the Internet environment. Laws and regulations may be introduced and court decisions reached that affect the Internet or other online services, covering issues such as user pricing, user privacy, freedom of expression, access charges, content and quality of products and services, advertising, intellectual property rights and information security. Any future regulation may have a negative impact on our business by restricting our method of operation or imposing additional costs.

         As an Internet company, it is unclear in which jurisdictions we are actually conducting business. Our failure to qualify to do business in a jurisdiction that requires us to do so could subject us to fines or penalties and could result in our inability to enforce contracts in that jurisdiction. We currently operate our regional auctions only in the United States and Canada. Numerous jurisdictions have laws and regulations regarding the conduct of auctions and the liability of auctioneers. We do not believe that these laws and regulations, which were enacted for consumer protection many years ago, apply to our online auction services. However, one or more jurisdictions may attempt to impose these laws and regulations on our operations in the future

         Any new legislation or regulation in the United States or abroad or the application of existing laws and regulations to the Internet could harm our business and cause the price of our common stock to decline.

         Due to the global nature of the Internet, it is possible that the governments of other states and foreign countries might attempt to regulate transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws. Such laws may be modified, or new laws may be enacted, in the future. Any such development could harm our business and cause the price of our common stock to decline.

RISK OF THE COMPANY'S BUSINESS BEING SUBJECT TO SALES AND OTHER TAXES

         We do not collect sales or other similar taxes on our services sold on the Internet or on the goods sold on our regional auction sites. One or more states may seek to impose sales tax collection obligations on companies, such as us, that engage in or facilitate e-commerce. Several proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. These or similar proposals, if adopted, could substantially impair the growth of e-commerce, and could diminish our opportunity to derive financial benefit from our activities and could harm our business.

RISKS RELATING TO OUR STOCK

CONTROL BY MANAGEMENT

         Paulo Mylla, our founder and chief executive officer, controls the voting power of 44.7% of our outstanding common stock and Brian Leith, our vice president and chief operating officer, controls the voting power of 13.1% of our outstanding common stock. Together, Messrs. Mylla and Leith control the election of directors and appointment of officers and thereby control the policies and operations of the Company. They may also block a takeover of the Company even if it is in the interests of our stockholders.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE

         As of January 19, 2000, there were 19,241,998 shares of common stock outstanding of which 15,583,651 shares are restricted. If our stockholders sell substantial amounts of this restricted stock once it becomes eligible for resale, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock could fall. The 15,583,651 shares of restricted shares common stock outstanding as of January 19, 2000 will be available for sale in the public market under Rule 144 of the Securities Act of 1933 on August 4, 2000.

SINCE WE ARE AN INTERNET-RELATED COMPANY, THE MARKET PRICE OF OUR COMMON STOCK
   MAY EXPERIENCE EXTREME PRICE AND VOLUME FLUCTUATIONS WHICH WOULD INCREASE THE LIKELIHOOD OF US BECOMING SUBJECT TO SECURITIES LITIGATION

         The stock market has, from time to time, experienced extreme price and volume fluctuations. The market prices of the securities of Internet-related companies have been especially volatile, and these fluctuations are often unrelated to the operating performance of the affected companies. Broad market fluctuations of this type may adversely affect the market price of our common stock, which could be subject to a variety of factors, including:

         o public announcements concerning us, our competitors, or the Internet industry;
         o        fluctuations in our operating results;
         o the introduction of new products or services by us or our competitors;
         o        changes in analysts' earnings estimates;
         o        announcements of technological innovations;
         o        changes in the manner in which we are perceived by the market;
         o        changes in market valuations of Internet companies generally;
                  and
         o        sales of common stock by insiders.

         Many of these factors are beyond our control and may materially depress the market price of our common stock. In the past, companies that have experienced volatility in the market price of their stock have been the target of securities class action litigation. If we were sued in a securities class action, we could incur substantial costs and suffer from a diversion of our management's attention and resources, regardless of the ultimate outcome of the litigation.

OUR STOCK IS SUBJECT TO SPECIAL REGULATION AS A PENNY STOCK BECAUSE OF ITS
   TRADING PRICE

         Our common stock is a "penny stock" under the Securities and Exchange Commission rules that imposes special sales practice requirements upon broker-dealers. These rules generally restrict the liquidity of a penny stock and prevent brokers-dealers from soliciting purchases except to accredited investors and existing customers who agree in writing to purchase penny stocks. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale.

         In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." The rules may further affect the ability of owners of shares to sell the securities of the Company in any market that might develop for them. Under the Securities Enforcement Remedies and Penny Stock Reform Act of 1990, broker-dealers which engage in transactions in penny stocks have additional disclosure requirements, including the requirement to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. Broker-dealers must also provide customers with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly statements showing the market value of each penny stock held in the customer's account.

         Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, we will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATION.

         The following analysis relates our results of operations and cash flows from inception and the results of operations of our predecessor, BGS Southwest, Inc. The results of operations and cash flows of WhOOdoo Florida prior to its acquisition by us are also included as part of our results of operations and statements of cash flows.

RESULTS OF OPERATIONS

         Neither the Company nor WhOOdoo Florida have generated any revenue since WhOOdoo Florida's inception on April 9, 1999. From the inception of WhOOdoo Florida on April 9, 1999 through June 30, 1999, its expenses totaled $117,985 consisting of $74,455 in selling, general administrative expenses and $43,530 for research and development expenses.

         For the quarter ended September 30, 1999, we combined sustained a loss of $1,780,951. Selling, general and administrative expenses were $80,846 which were in line with the prior period, except the prior period was less than three months. Research and development costs of $111,695 were substantially more than for the period ended June 30, 1999. The primary expense consisted of non-cash compensation expenses of $1,588,410 resulting from the sale by WhOOdoo Florida of 1,590,000 shares of its common stock at the par value of $.001 per share on July 21, 1999, or a time when the fair market value was $1.00 per share.

         Because the financial statements of our predecessor include lines of business that were not purchased by us, a comparison of our operating results with those of the predecessor are not meaningful. The predecessor had ceased these revenue generating activities prior to August 4, 1999.

LIQUIDITY AND CAPITAL RESOURCES

         Since our inception, we have relied almost exclusively upon the sale of securities to finance our operations. The only exception is a small loan which we have since paid. We have not yet generated any revenues. Net cash flows used in operations from inception have amounted to $227,928. Net cash used in investing activities since inception through September 30, 1999 was $125,084 including $106,170 used in the quarter ended September 30, 1999. The primary item was the purchase of assets from BGS, our predecessor for $100,000 on August 4, 1999. Net cash provided by financing activities from inception has been $1,105,373, of which $878,173 was received during the quarter ended September 30, 1999.

         As of January 31, 2000, we had $81,790.44 in working capital. We are depending upon receipt of proceeds from our outstanding 1,062,500 warrants which are exercisable at $.80 a share or obtaining some other type of financing. Although, we have received oral assurances from an associate of the warrantholders that if we file this registration statement on Form 10-SB the warrants will be exercised, we cannot be certain that the warrantholders in fact will exercise the warrants. The warrants expire June 3, 2000. We estimate that we need approximately $1,400,000 of financing within the next 12 months in order to remain operational. We have had a series of discussions with third parties unrelated to the warrantholders concerning a private placement of securities. The terms are preliminary and vary. We have not received any financing commitments, although we believe we can complete a private placement on a timely basis. If we are able to obtain any necessary financing beyond the exercise of the warrants, we expect that the cost may be very expensive and dilutive to our current stockholders. If we are unable to obtain the necessary financing, we will be forced to cease operations.

YEAR 2000 COMPLIANCE

     Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000.

       We use software, computer technology and other services internally developed and provided by third-party vendors that may fail at some point due to the year 2000 phenomenon. Because we are a comparatively new enterprise, the majority of software and hardware we use to manage our business has all been recently purchased or developed by us. While this does not completely protect us against year 2000 exposure, we believe our exposure is limited because the technology we use to manage our business is not based upon legacy hardware and software systems. To date, our systems have not been significantly affected by Year 2000 problems.

         We have reviewed the year 2000 compliance of both internally developed and third-party systems. Internally developed systems include the software used to provide our websites' searches, customer interaction, transaction-processing and monitoring capabilities. Our third-party systems include software and hardware, and computer technology, back-up, hosting, accounting, database and security systems. To ensure that both our internally developed and third-party systems are year 2000 compliant, we continually assess, analyze and, where necessary, correct potential non-compliance issues.

         Based on our assessment to date and our planned activities, we believe that our internally developed and third-party systems are year 2000 compliant. As of December 31, 1999, we had incurred immaterial costs in connection with identifying, evaluating and addressing year 2000 compliance issues. We anticipate that any future costs will also be immaterial. Most of these expenses are expected to relate to operating costs associated with time spent by our employees in the evaluation process. There may be some charges related to remediation if any issues are identified during our assessment process. If these expenses are higher than anticipated, our business could suffer.
ITEM 3. PROPERTY

OFFICE LEASES

         We lease approximately 4,000 square feet of offices located at 1660 Trade Center Way, Naples, Florida. We assumed a lease as part of our purchase of substantially all of the assets of BGS Southwest Florida, Inc. on August 4, 1999. This lease expires on September 30, 2000. We also signed an additional office lease on September 1, 1999 which expires November 9, 2000.

EQUIPMENT LEASES

         On December 3, 1999, we entered into an electronic equipment lease agreement for four Compaq network servers and 17 Compaq workstations as well as other networking equipment. The equipment will be hosted at our Florida offices and at our Massachusetts co-hosting location.

         The term of the lease is 24 months. We made an initial payment of $98,050 and are obligated to make monthly payments of $7,402 during the term of the lease.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table provides certain information as of December 31, 1999 concerning the beneficial ownership of the Company's common stock held by each director; each person known by us to be the beneficial owner of at least 5% of the Company's voting stock; and all executive officers and directors as a group.

----------------------- ---------------------------------------- ---------------------------- ---------------------
                                                                 AMOUNT AND NATURE OF              PERCENT OF
                        NAME AND ADDRESS                         BENEFICIAL OWNERSHIP (1)      SHARES OUTSTANDING
TITLE OF  CLASS         OF  BENEFICIAL OWNER
----------------------- ---------------------------------------- ---------------------------- ---------------------
Common Stock            Paulo Mylla
                        2015 Imperial Golf Cse. Blvd.                       8,595,000                44.7%
                        Naples, FL  34110
----------------------- ---------------------------------------- ---------------------------- ---------------------
Common Stock            Brian Leith
                        79 Emerald Woods Drive #J1                          2,530,000                13.1%
                        Naples, FL  34108
----------------------- ---------------------------------------- ---------------------------- ---------------------
Common Stock            William P. Dickie
                        21 HilltopRoad                                        100,000                  *
                        Toronto, Ontario
                        M5H 2GP
---------------------------------------------------------------- ---------------------------- ---------------------
All directors and executive officers of the Company
as a group (4 persons)                                                     11,255,000                58.3%
* Represents less than 1% of
voting power
---------------------------------------------------------------- ---------------------------- ---------------------

(1) Beneficial ownership exists when a person has either the power to vote or sell our Common Stock. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all securities beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date whether upon the exercise of options or otherwise

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

         The following table provides important information concerning our directors, executive officers, and key employees.

NAME                 AGE   POSITION

Paulo Mylla          41    President, chief executive officer and director

Brian Leith          45    Vice president, chief  operating officer and director

Debbie Briscoe       33    Secretary, treasurer, and director of communications

Kevin Casey          30    Director of information technologies

William P. Dickie    57    Director

John W. Turner       57    Director

         Mr. Mylla has been our president, chief executive officer, and a director of our company since its formation. Paulo Mylla founded our predecessor, BGS Southwest Florida, Inc., in January 1997 and is currently a vice president of BGS. From April 1995 to December 1996, Mr. Mylla researched, planned and developed the scalable search engine software which is the basis for our regional search engine portals today. For the 10 year period ending in March 1995, Mr. Mylla was vice president of Ventura Ranch, S.A. in Bauru, Brazil. Mr. Mylla held senior management positions in corporate design, information technology, finance, marketing and international logistics.

         Brian Leith is our vice-president, chief operating officer and a director of our company. He joined our predecessor in April 1997 and developed the strategic plan for the whOOdoo.com brand and e-commerce sales strategy. From June 1992 through October 1995, Mr. Leith was president of Catamount Marketing of Toronto, Ontario, a retail business consultancy firm.

         Kevin Casey joined us in May 1999 as director of information technologies. Mr. Casey has also been president and lead programmer for Nanologic, Inc. of Naples, Florida since December 1997. Mr. Casey no longer is responsible for the day-to-day activities of Nanologic. From September 1996 through October 1997, Mr. Casey was director of information technologies for Robert W. Myers, a bankruptcy trustee in

Portland, Oregon. Through September 1996, Mr. Casey was a database programmer/technical recruiter for Technical Solutions, Inc. of Portland, Oregon.

         William P. Dickey joined our board of directors in August 1999. Since 1983, Mr. Dickey has been vice president of Mid-North Engineering Services, Ltd., a company which provides administrative and consulting services to public and private companies ranging from accounting, corporate secretarial and office accommodations to financing, proposals and restructuring.

         Colonel John W. Turner joined our board of directors in January 2000. Colonel Turner is presently President of JTEC, Global, an economics and finance consulting and public speaking business focused on issues of global trade, economics, and finance. Since 1998, Colonel Turner has been the Director of Economics and the Denver PFI Program, Defense Finance and Accounting Service, Department of Defense, Denver, Colorado.

         Debbie Briscoe joined us in November 1999 as secretary, treasurer and communication director. From December 1996 through November 1999, Ms. Briscoe was provider relations manager for Southwest Florida Physician Hospital Organization. From August 1994 through December 1996, Ms. Briscoe was a provider relations representative for Humana Healthcare Plan, Fort Meyers, Florida.

ITEM 6.  EXECUTIVE COMPENSATION

         Provided is information with respect to compensation paid by us in 1999 to our chief executive officer and other officers whose compensation exceeded $100,000.

----------------------------------------------------------------------------------------------------------------------
                               ANNUAL COMPENSATION
------------------------------------ --------------- ----------------------- -----------------------------------------
                (a)                       (b)                 (c)                              (e)
                                                                                           other annual
                                          Year               Salary                        compensation
NAME AND PRINCIPAL POSITION                                   ($)                              ($)
------------------------------------ --------------- ----------------------- -----------------------------------------
Mr. Paulo Mylla,                          1999               0 (1)                          $2,445 (2)
President and chief executive
officer
------------------------------------ --------------- ----------------------- -----------------------------------------

(1) Mr. Mylla does not receive a salary from us but receives compensation from BGS, Southwest Florida, Inc. as described below in Item 7.

(2) Represents lease payments on a Jeep Cherokee of $489.00 for the months of August through December.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

         Unless otherwise clear from the context, all references to the number of shares of our subsidiary, whoodoo.com (FL), Inc., a Florida corporation, give effect to a 44,500-for-one stock split on July 16, 1999.

         On April 9, 1999, as its initial capitalization, whoodoo.com (FL), Inc. sold a total of 11,125,000 shares of common stock to our founders, Mr. Paulo Mylla and Mr. Brian Leith, at par value of $.001 per share or for a total of $500. On July 21, 1999, whoodoo.com (FL), Inc. sold 1,590,000 shares of its common stock for par value of $.001 per share. These shares include 100,000 shares issued to Mr. William P. Dickie, a director, as a finder's fee relating to the May 5, 1999 sale of 428,500 share of whoodoo.com (FL) Inc.'s common stock for $.35 per share.

         At the time of the reorganization, on August 4, 1999, we assumed BGS's line of credit with a bank which is personally guaranteed by Mr. Mylla and his wife. The balance on the line of credit as of June 30, 1999 was $9,805. We also assumed a note payable to Mr. Mylla in the amount of $8,000.

         As part of the reorganization we also entered into a management agreement with BGS, Southwest Florida, Inc., our predecessor. At the time of the reorganization, BGS discontinued all business activities other than the management of our operations. The management agreement provides that BGS will manage our operations, exclusively, for a period of 36 months for the monthly sum of $49,200. In addition to the monthly fee, BGS is entitled to an achievement bonus based upon the number of impressions to the whOOdoo.com websites received in any calendar month. The achievement bonus is calculated as follows:

IMPRESSIONS PER MONTH                                      ACHIEVEMENT BONUS
Between 1,000,000 and 1,999,999                            $4,200
Between 2,000,000 and 2,999,999                            an additional $3,806
Between 3,000,000 and 3,999,999                            an additional $2,562
Between 4,000,000 and above                                an additional $2,230

         BGS has entered into employment agreements with Paulo Mylla, our chief executive officer, Brian Leith, our vice president and chief operating officer, Kevin Casey, our director of technology, Sharon Snew, our manager of design, and Stephanie Pera, our manager of content. Mr. Paulo Mylla and his wife control BGS. Mr. and Mrs. Mylla have agreed that at the time Mr. Mylla receives his green card and becomes an American citizen, BGS will terminate the management agreement with us and will assign all of the employment agreements to us.

         BGS entered into a three-year employment agreement with Mr. Paulo Mylla on August 4, 1999. Mr. Mylla receives a $75,000 base salary plus a cost of living increase not to exceed 3% of his prior year's salary and an expense allowance for all reasonable travel, entertainment and miscellaneous expenses incurred in connection with the performance of his duties as chief executive officer. Mr. Mylla also receives an incentive bonus based upon the number of impressions per calendar month on the whOOdoo.com websites calculated as follows:

IMPRESSIONS PER MONTH                                      ACHIEVEMENT BONUS
Between 1,000,000 and 1,999,999                            $1,875 per month
Between 2,000,000 and 2,999,999                            $1,625 per month
Between 3,000,000 and 3,999,999                            $975 per month
Between 4,000,000 and above                                $1,072 per month

         BGS makes lease payments of $489 per month on a Jeep Cherokee for Mr. Mylla. At the end of the lease, Mr. Mylla shall receive an automobile allowance of up to $700 per month plus the cost of insurance. BGS also pays the premiums on a life insurance policy for Mr. Mylla in the amount of three times his yearly salary. Mr. Mylla's employment agreement contains non-competition, non-disclosure, and confidentiality provisions and provides that BGS may assign his employment agreement to us.

         BGS entered into a three-year employment agreement with Mr. Brian Leith on August 4, 1999. Under his contract Mr. Leith receives a $55,000 base salary plus a cost of living increase not to exceed 3% of his prior year's salary. Mr. Leith also receives an incentive bonus based upon the number of impressions per calendar month on the whOOdoo.com websites calculated as follows:

IMPRESSIONS PER MONTH                                        ACHIEVEMENT BONUS
Between 1,000,000 and 1,999,999                              $1,625 per month
Between 2,000,000 and 2,999,999                              $1,408 per month
Between 3,000,000 and 3,999,999                              $845 per month
Between 4,000,000 and above                                  $929 per month

         BGS pays the premiums on a life insurance policy for Mr. Leith in the amount of three times his yearly salary. Mr. Leith's employment agreement contains non-competition, non-disclosure, and confidentiality provisions and provides that BGS may assign his employment agreement to us.

         BGS has entered into a one-year employment contract with Mr. Kevin Casey, the director of information technologies. Mr. Casey's annual salary is $85,000. The Company has also agreed to pay the premiums on a $100,000 term life insurance policy for the benefit of Mr. Casey. Mr. Casey's employment agreement contains non-competition, non-disclosure, and confidentiality provisions and provides that BGS may assign his employment agreement to us.

ITEM 8.  DESCRIPTION OF SECURITIES

         Our authorized capital stock is 50,000,000 shares of Common Stock, par value $.001 per share, of which 19,241,998 shares are outstanding.

         Holders of our common stock have one vote per share on each matter submitted to a vote of the shareholders and a ratable right to our net assets upon liquidation. Holders of our common stock do not have preemptive rights to purchase additional shares of common stock or other subscription rights. The common stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of common stock are entitled to share equally in the dividends from legally available sources as determined by the board of directors. Upon our dissolution or liquidation, whether voluntary or involuntary, holders of our common stock are entitled to receive our assets available for distribution to the shareholders. All outstanding shares of common stock are fully paid and non-assessable.

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET PRICES OF SECURITIES

         Our common stock was approved for trading on the "pink sheets" on December 3, 1999 under the symbol WHOO. The following table sets forth the prices as reported to us by National Capital, a market maker of our common stock. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                 WHOO                            HIGH                    LOW
                 ----                            ----                    ---
1999             Fourth Quarter                  $1.00                  $1.00

         As of January 28, 2000 there were approximately 529 beneficial holders of our common stock.

         The Company did not pay dividends on its common stock in 1998 or 1999 and it does not anticipate paying any dividends thereon in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

Not Applicable.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

         During the past three years, the following persons and entities acquired shares of stock and other securities from us as set forth in the table below.

---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
                             CLASS OF                            Amount of
SHAREHOLDER                  SECURITIES       DATE SOLD          SECURITIES SOLD              CONSIDERATION RECEIVED
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Paulo Mylla                  Common Stock     04/09/99           8,595,000 shares of               $313
                                                                 whOOdoo.com (FL), Inc.
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------

---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
                             CLASS OF                            Amount of
SHAREHOLDER                  SECURITIES       DATE SOLD          SECURITIES SOLD              CONSIDERATION RECEIVED
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Brian Leith                  Common Stock     04/09/99           2,530,000 shares of               $187
                                                                 whOOdoo.com (FL), Inc.
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Aberdeen Holdings, Ltd.      Common Stock     05/05/99           87,500 shares of                  $30,625
                                                                 whOOdoo.com (FL), Inc.
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Clyde Resources Ltd.         Common Stock     05/05/99           87,500 shares of                  $30,625
                                                                 whOOdoo.com (FL), Inc.
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Gateway Research             Common Stock     05/05/99           87,500 shares of                  $30,625
Management Group, Ltd.                                           whOOdoo.com (FL), Inc.
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Iguana Investments, Ltd.     Common Stock     05/05/99           87,500 shares of                  $30,625
                                                                 whOOdoo.com (FL), Inc.
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Laiy Limited                 Common Stock     05/05/99           87,500 shares of                  $30,625
                                                                 whOOdoo.com (FL), Inc.
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Kevin Casey                  Common Stock     07/21/99           100,000 shares of                 $100
                                                                 whOOdoo.com (FL), Inc.
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Patrick Belcher              Common Stock     07/21/99           30,000 shares of                  $30
                                                                 whOOdoo.com (FL), Inc.
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Sharon Snew                  Common Stock     07/21/99           30,000 shares of                  $30
                                                                 whOOdoo.com (FL), Inc.
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Stephanie Pera               Common Stock     07/21/99           10,000 shares of                  $10
                                                                 whOOdoo.com (FL), Inc.
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Ernest Sittenfeld            Common Stock     07/21/99           200,000 shares of                 $200
                                                                 whOOdoo.com (FL), Inc.
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Brian Allossery              Common Stock     07/21/99           200,000 shares of                 Finder's Fee
                                                                 whOOdoo.com (FL), Inc.
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
William P. Dickie            Common Stock     07/21/99           100,000 shares of                 Finder's Fee
                                                                 whOOdoo.com (FL), Inc.
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Latitude 32 Holdings, Ltd.   Common Stock     07/21/99           920,000 shares of                 Finder's Fee
                                                                 whOOdoo.com (FL), Inc.
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------

---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
                             CLASS OF                            Amount of
SHAREHOLDER                  SECURITIES       DATE SOLD          SECURITIES SOLD              CONSIDERATION RECEIVED
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Paulo Mylla                  Common Stock     08/04/99           8,595,000 shares of          8,595,000 shares of
                                                                 whOOdoo.com, Inc., a         whOOdoo.com (FL), Inc., a
                                                                 Delaware corporation         Florida corporation
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Brian Leith                  Common Stock     08/04/99           2,530,000 shares of          2,530,000 shares of
                                                                 whOOdoo.com, Inc., a         whOOdoo.com (FL), Inc., a
                                                                 Delaware corporation         Florida corporation
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Kevin Casey                  Common Stock     08/04/99           100,000 shares of            100,000 shares of
                                                                 whOOdoo.com, Inc., a         whOOdoo.com (FL), Inc., a
                                                                 Delaware corporation         Florida corporation
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Patrick Belcher              Common Stock     08/04/99           30,000 shares of             30,000 shares of
                                                                 whOOdoo.com, Inc., a         whOOdoo.com (FL), Inc., a
                                                                 Delaware corporation         Florida corporation
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Sharon Snew                  Common Stock     08/04/99           30,000 shares of             30,000 shares of
                                                                 whOOdoo.com, Inc., a         whOOdoo.com (FL), Inc., a
                                                                 Delaware corporation         Florida corporation
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Stephanie Pera               Common Stock     08/04/99           10,000 shares of             10,000 shares of
                                                                 whOOdoo.com, Inc., a         whOOdoo.com (FL), Inc., a
                                                                 Delaware corporation         Florida corporation
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Ernest Sittenfeld            Common Stock     08/04/99           200,000 shares of            200,000 shares of
                                                                 whOOdoo.com, Inc., a         whOOdoo.com (FL), Inc., a
                                                                 Delaware corporation         Florida corporation
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Brian Allossery              Common Stock     08/04/99           200,000 shares of            200,000 shares of
                                                                 whOOdoo.com, Inc., a         whOOdoo.com (FL), Inc., a
                                                                 Delaware corporation         Florida corporation
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
William P. Dickie            Common Stock     08/04/99           100,000 shares of            100,000 shares of
                                                                 whOOdoo.com, Inc., a         whOOdoo.com (FL), Inc., a
                                                                 Delaware corporation         Florida corporation
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Latitude 32 Holdings, Ltd.   Common Stock     08/04/99           920,000 shares of            920,000 shares of
                                                                 whOOdoo.com, Inc., a         whOOdoo.com (FL), Inc., a
                                                                 Delaware corporation         Florida corporation
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Aberdeen Holdings, Ltd.      Common Stock     08/04/99           87,500 shares of             87,500 shares of
                                                                 whOOdoo.com, Inc., a         whOOdoo.com (FL), Inc., a
                                                                 Delaware corporation         Florida corporation
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------

---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
                             CLASS OF                            Amount of
SHAREHOLDER                  SECURITIES       DATE SOLD          SECURITIES SOLD              CONSIDERATION RECEIVED
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Clyde Resources Ltd.         Common Stock     08/04/99           87,500 shares of             87,500 shares of
                                                                 whOOdoo.com, Inc., a         whOOdoo.com (FL), Inc., a
                                                                 Delaware corporation         Florida corporation
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Gateway Research             Common Stock     08/04/99           87,500 shares of             87,500 shares of
Management Group, Ltd.                                           whOOdoo.com, Inc., a         whOOdoo.com (FL), Inc., a
                                                                 Delaware corporation         Florida corporation
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Iguana Investments, Ltd.     Common Stock     08/04/99           87,500 shares of             87,500 shares of
                                                                 whOOdoo.com, Inc., a         whOOdoo.com (FL), Inc., a
                                                                 Delaware corporation         Florida corporation
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Laiy Limited                 Common Stock     08/04/99           87,500 shares of             87,500 shares of
                                                                 whOOdoo.com, Inc., a         whOOdoo.com (FL), Inc., a
                                                                 Delaware corporation         Florida corporation
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------

---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Laiy Limited                 Common Stock     08/04/99                           500,000      Finder's Fee
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Gene Landrum                 Common Stock     10/01/99                             6,000      Interest on a $25,000
                                                                                              promissory note
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Joseph Padullo               Common Stock     10/06/99                            10,000      $10,000
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
William Dowell Jr.           Common Stock     10/06/99                            10,500      $10,500
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
William Dowell Sr.           Common Stock     10/06/99                             9,500      $9,500
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------

---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Aberdeen Holdings, Ltd.      Common Stock     10/21/99                           212,500      $170,000
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Clyde Resources Ltd.         Common Stock     10/21/99                           212,500      $170,000
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Gateway Research             Common Stock     10/21/99                           212,500      $170,000
Management Group, Ltd.
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Iguana Investments, Ltd.     Common Stock     10/21/99                           212,500      $170,000
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Laiy Limited                 Common Stock     10/21/99                           212,500      $170,000
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------

---------------------------- ---------------- ------------------ ---------------------------- ----------------------------

---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
                             CLASS OF                            Amount of
SHAREHOLDER                  SECURITIES       DATE SOLD          SECURITIES SOLD              CONSIDERATION RECEIVED
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Data Sales Co., Inc.         Warrants         12/3/99                             34,000      Entering into an
                             exercisable at                                                   Equipment lease.
                             $ 1.00 per
                             share
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------

---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Richard Holman               Options          3/12/1999                           10,000      Financial consulting
                             exercisable at                                                   services rendered
                             $ 1.00 per
                             share
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------

---------------------------- ---------------- ------------------ ---------------------------- ----------------------------
Michael Baybak and           Options          9/11/99                            350,000      Public relations services
Company, Inc.                exercisable at                                                   rendered
                             $ 1.00 per
                             share
---------------------------- ---------------- ------------------ ---------------------------- ----------------------------

                                    PART III

ITEM 1. INDEX OF EXHIBITS

2.1              Form of Certificate Incorporation of whOOdoo.com, Inc.
2.2              Form of Reorganization Agreement
2.3              Form of Asset Purchase Agreement*
4.1              Form of Warrants issued to investors
4.2              Form of Warrants issued to equipment leasing company
4.3              From of Common Stock certificate
10.1             Form of BGS Management Agreement with addendum
10.2             Form of Equipment Management and Co-hosting Agreement
10.3             Form of Public Relations Consulting Agreement
10.4             Form of BGS Employment Agreement (Paulo Mylla)
10.5             Form of BGS Employment Agreement (Brian Leith)
10.6             Form of BGS Employment Agreement (Debbie Briscoe)
10.7             Form of BGS Employment Agreement (Kevin Casey)

* Certain schedules to exhibit 2.3 are not included with this registration statement. We have requested an exemption from the Securities and Exchange Commission from filing these schedules via Edgar pursuant to Regulation
   232.203. If our exemption request is granted, we will file the schedules with the Commission in paper format pursuant to Regulation 232.311.

11.              Statement of computation of per share earnings
21               Subsidiaries
27.              Financial Data Schedule
99               1999 Stock Option Plan

                                    SIGNATURE

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

February 11, 2000                           whOOdoo.com, Inc.

                                         By: /s/ Paulo Mylla
                                            ------------------------------------
                                             Paulo Mylla, President

                                WHOODOO.COM, INC.
                         FORMERLY GREYSTONE CREDIT, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS
     FOR THE PERIOD FROM APRIL 9, 1999 (INCEPTION) TO JUNE 30, 1999 AND FOR
         THE THREE MONTHS ENDING SEPTEMBER 30, 1999 AND 1998 (UNAUDITED)
                AND FOR THE PERIOD FROM APRIL 9, 1999 (INCEPTION)
                        TO SEPTEMBER 30, 1999 (UNAUDITED)

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
Report of Independent Certified Public Accountants                          F-1

Balance Sheets                                                              F-2

Statements of Operations                                                    F-3

Statement of Changes to Stockholders' equity                                F-4

Statements of Cash Flows                                                    F-5

Notes to Financial Statements                                               F-6

                               BGS SOUTHWEST, INC.
                              FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                       AND
               FOR THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)

                                                                           PAGE
                                                                           ----
Report of Independent Certified Public Accountants                          F-13

Balance Sheets                                                              F-14

Statements of Operations and Accumulated Deficit                            F-15

Statements of Cash Flows                                                    F-16

Notes to Financial Statements                                               F-17

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and
   Stockholders
whOOdoo.com, inc.,
formerly Greystone Credit, Inc.

We have audited the accompanying balance sheet of whOOdoo.com, inc., formerly Greystone Credit Inc., (a development stage company) as of June 30, 1999, and the related statements of operations, stockholders' equity and cash flows for the period from April 9, 1999 (inception) to June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of whOOdoo.com, inc., formerly Greystone Credit, Inc., (a development stage company) as of June 30, 1999, and the results of its operations and cash flows for the period from April 9, 1999 (inception) to June 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses during the development stage that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                       Sweeney, Gates & Co.

Fort Lauderdale, Florida
November 5, 1999

                               WHOODOO.COM, INC.,
                        FORMERLY GREYSTONE CREDIT, INC.,
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS

                                                                 SEPTEMBER
                                                                 30, 1999         JUNE 30, 1999
                                                               ------------       -------------
                                                                (unaudited)
ASSETS

Current assets:
   Cash                                                         $   662,361        $     2,208
                                                                -----------        -----------
        Total current assets                                        662,361              2,208

Property and equipment, net                                          84,460             17,007
Other assets                                                          3,474               --
                                                                -----------        -----------
                                                                $   750,295        $    19,215
                                                                ===========        ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Line of credit                                               $     9,942        $      --
   Accounts payable and accrued expenses                             27,505               --
   Note payable to stockholder                                        8,000               --
                                                                -----------        -----------
        Total current liabilities                                    45,447               --
                                                                -----------        -----------

Stockholders' equity:
   Common stock, $.001 par value, 50,000,000 shares
      authorized; 19,236,498 and 11,553,500 shares issued
      and outstanding, respectively                                  19,236             11,554
   Additional paid-in capital                                     2,585,768            125,646
   Deficit accumulated during the development stage              (1,898,936)          (117,985)
   Subscriptions receivable                                          (1,220)              --
                                                                -----------        -----------
       Stockholders' equity                                         704,848             19,215
                                                                -----------        -----------
                                                                $   750,295        $    19,215
                                                                ===========        ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                               WHOODOO.COM, INC.,
                        FORMERLY GREYSTONE CREDIT, INC.,
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

                                                     PREDECESSOR                                       COMPANY
                                                   ---------------    -------------------------------------------------------
                                                                                                                APRIL 9, 1999
                                                     THREE MONTHS       THREE MONTHS       APRIL 9, 1999         (INCEPTION)
                                                   ENDED SEPTEMBER    ENDED SEPTEMBER      (INCEPTION) TO        TO SEPTEMBER
                                                       30, 1998           30, 1999         JUNE 30, 1999           30, 1999
                                                   ---------------    ---------------      --------------       -------------
                                                     (unaudited)        (unaudited)                              (unaudited)
Revenues                                            $         --        $         --        $         --        $         --
                                                    ------------        ------------        ------------        ------------
Expenses:
   Selling, general and administrative                    69,552              80,846              74,455             155,301
   Research and development                               18,252             111,695              43,530             155,225
   Compensation for stock issued for services                 --           1,588,410                  --           1,588,410
                                                    ------------        ------------        ------------        ------------
       Total expenses                                    (87,804)          1,780,951             117,985           1,898,936
                                                    ------------        ------------        ------------        ------------
Net loss                                            $    (87,804)       $ (1,780,951)       $   (117,985)       $  1,898,936)
                                                    ============        ============        ============        ============

Loss per share, basic and diluted                                       $      (0.10)       $      (0.01)       $      (0.13)
                                                                        ============        ============        ============
Weighted average shares outstanding                                       17,081,189          11,414,108          14,349,645
                                                                        ============        ============        ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                WHOODOO.COM, INC.
                         FORMERLY GREYSTONE CREDIT, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                  STATEMENT OF CHANGES TO STOCKHOLDERS' EQUITY

                                                                                  DEFICIT
                                                                                ACCUMULATED
                                          COMMON STOCK           ADDITIONAL      DURING THE
                                   -------------------------      PAID-IN       DEVELOPMENT    SUBSCRIPTIONS
                                      SHARES        AMOUNT        CAPITAL          STAGE         RECEIVABLE        TOTAL
                                   -----------   -----------    -----------     -----------    -------------    -----------
Issuance of founders' stock,
   April 9, 1999                    11,125,000   $    11,125    $   (10,625)    $        --     $        --     $       500

Sale of stock                          428,500           429        136,271              --              --         136,700

Net loss                                    --            --             --        (117,985)             --        (117,985)
                                   -----------   -----------    -----------     -----------     -----------     -----------
Balances, June 30, 1999             11,553,500        11,554        125,646        (117,985)             --          19,215

Issuance of stock for
   services and cash                 1,590,000         1,590      1,588,410              --          (1,220)      1,588,780

Sale of stock                           10,000            10          9,990              --              --          10,000

Recapitalization                     6,062,498         6,062        841,242              --              --         847,304

Sale of stock                           20,500            20         20,480              --              --          20,500

Net loss                                    --            --             --      (1,780,951)             --      (1,780,951)
                                   -----------   -----------    -----------     -----------     -----------     -----------
Balances, September 30, 1999
   (unaudited)                      19,236,498   $    19,236    $ 2,585,768     $(1,898,936)    $    (1,220)    $   704,848
                                   ===========   ===========    ===========     ===========     ===========     ===========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                                WHOODOO.COM, INC.
                         FORMERLY GREYSTONE CREDIT, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                                            PREDECESSOR                           COMPANY
                                                           ----------------------------------------------------------------------
                                                           THREE MONTHS       THREE MONTHS      APRIL 9, 1999       APRIL 9, 1999
                                                               ENDED              ENDED        (INCEPTION) TO      (INCEPTION) TO
                                                           SEPTEMBER 30,      SEPTEMBER 30,       JUNE 30,          SEPTEMBER 30,
                                                               1998               1999              1999                1999
                                                           -------------      -------------    --------------      --------------
                                                            (unaudited)        (unaudited)                           (unaudited)
Cash flows from operating activities:
   Net loss                                                $   (87,804)       $(1,780,951)       $  (117,985)       $(1,898,936)
   Adjustments to reconcile net loss to
      net cash used in operating activities:
        Depreciation                                             4,431              5,605              1,907              7,512
        Write off of acquired development costs                     --             59,838                 --             59,838
        Compensation for stock issued for services                  --          1,588,410                 --          1,588,410
   Changes in operating assets and liabilities
        net of effects of acquisition:
        Accrued expenses                                        30,788             16,066                 --             16,066
        Other assets                                                --               (818)                --               (818)
                                                           -----------        -----------        -----------        -----------
               Net cash used in operating activities           (52,585)          (111,850)          (116,078)          (227,928)
                                                           -----------        -----------        -----------        -----------
Cash flows from investing activities:
   Purchase of equipment                                            --             (6,170)           (18,914)           (25,084)
   Purchase of assets from BGS                                      --           (100,000)                --           (100,000)
                                                           -----------        -----------        -----------        -----------
               Net cash used in investing activities                --           (106,170)           (18,914)          (125,084)
                                                           -----------        -----------        -----------        -----------

                  THE ACCOMPANYING FINANCIAL STATEMENTS ARE AN
                   INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                                WHOODOO.COM, INC.
                         FORMERLY GREYSTONE CREDIT, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                                            PREDECESSOR                           COMPANY
                                                           ----------------------------------------------------------------------
                                                           THREE MONTHS       THREE MONTHS      APRIL 9, 1999       APRIL 9, 1999
                                                               ENDED              ENDED        (INCEPTION) TO      (INCEPTION) TO
                                                           SEPTEMBER 30,      SEPTEMBER 30,       JUNE 30,          SEPTEMBER 30,
                                                               1998               1999              1999                1999
                                                           -------------      -------------    --------------      --------------
                                                            (unaudited)        (unaudited)                           (unaudited)
Cash flows from financing activities:
   Recapitalization and sale of stock                      $        --        $   878,173        $   137,200        $ 1,015,373
   Proceeds from note payable to stockholder                    42,000                 --                 --                 --
                                                           -----------        -----------        -----------        -----------
               Net cash provided by financing
                  activities                                    42,000            878,173            137,200          1,015,373
                                                           -----------        -----------        -----------        -----------
               Net increase (decrease) in cash                 (10,585)           660,153              2,208            662,361

Cash, beginning of period                                       16,323              2,208                 --                 --
                                                           -----------        -----------        -----------        -----------
Cash, end of period                                        $     5,738        $   662,361        $     2,208        $   662,361
                                                           ===========        ===========        ===========        ===========
Supplemental information:
   Cash paid for interest                                  $        --        $        --        $        --        $        --
                                                           ===========        ===========        ===========        ===========
   Cash paid for income taxes                              $        --        $        --        $        --        $        --
                                                           ===========        ===========        ===========        ===========

          THE ACCOMPANYING FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF
                           THESE FINANCIAL STATEMENTS.

                                WHOODOO.COM, INC.
                         FORMERLY GREYSTONE CREDIT, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

1.       BUSINESS AND BASIS OF PRESENTATION

Greystone Credit, Inc., (the "Company"), was incorporated in the state of Florida on June 17, 1997. On August 4, 1999, the Company acquired whOOdoo.com, inc. ("whOOdoo Florida"), a Florida corporation, incorporated on April 9, 1999. At the same time, the Company changed its state of incorporation to Delaware and its name to whOOdoo.com, inc. At the time of the acquisition of whOOdoo Florida, the Company had no operations or liabilities. The merger and recapitalization was accounted for as a reverse merger. As a result, the financial statements of the Company are those of whOOdoo Florida.

On August 4, 1999, the Company purchased all of the operating assets and assumed certain liabilities of BGS Southwest, Inc. (the "Predecessor"), a related party, wholly owned by the President of the Company. Due to the fact the Predecessor is a related party and the operations of the Predecessor and the Company overlapped, the Predecessor has been treated as the predecessor of the Company. For accounting purposes, the Company effectively took over the operations of the Predecessor, except its consulting business, on July 1, 1999.

The Company has been in the development stage since inception and its efforts through September 30, 1999, have been principally devoted to organizational activities, raising capital and the development of its search engine. The primary business of the Company will be the utilization of its search engine to enable the gathering of specific information based upon geographic and topic-related demographics relating to Internet consumers in North, Central and South American markets. The Company envisions advertisers and consumer goods manufacturers using the information, and intends to index a large portion of the 65-70% of web sites not found through searches conducted on the large, global search engines. The Company is undergoing expansion and, therefore, is continually investing in equipment and technology. Management anticipates incurring substantial additional losses as it pursues its research and development efforts.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS - The Company considers those investments, which are highly liquid in nature and have an original maturity of three months or less at the date of purchase to be cash equivalents.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The cost and accumulated depreciation for property and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in income. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method.

                               WHOODOO.COM, INC.,
                        FORMERLY GREYSTONE CREDIT, INC.,
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IMPAIRMENT OF LONG-LIVED ASSETS - The Company evaluates the recoverability of its property and equipment, and other assets in accordance with Statement of Financial Accounting Standards Board ("SFAS") No.121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of ("SFAS 121"). SFAS 121 requires recognition of the impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which intangible assets relate. No impairments were recognized during the periods ended September 30, 1999 and June 30, 1999.

ADVERTISING COSTS - Advertising costs amounted to $1,705 for the three months ended September 30, 1999, and no advertising costs were incurred for the period from April 4, 1999 to June 30, 1999. The costs were charged to operations as incurred.

DEVELOPMENT COSTS - All costs relating to start up and development of its Internet search engine and related web sites were expensed as incurred.

INCOME TAX - Income tax assets and liabilities are computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based upon enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME (LOSS) PER SHARE - The Company accounts for earnings per share according to SFAS No. 128, "Earnings per Share" ("SFAS 128"). SFAS 128 requires presentation of basic and diluted earnings or loss per share. Earnings or loss per share is computed by dividing net income or loss by the weighted average number of shares outstanding during the period. For the period ended September 30, 1999, warrants were excluded from the computation of net loss per share because inclusion would be anti-dilutive due to the Company's net operating losses.

UNAUDITED INTERIM FINANCIAL STATEMENTS - The accompanying financial statements of the Company for the three months ended September 30, 1999, and for the period from April 9,1999 (inception) to September 30, 1999 are unaudited but, in the opinion of management, reflect the adjustments, all of which are of a normal recurring nature, necessary for a fair presentation of such financial statements in accordance with generally accepted accounting principles. The results of operations for an interim period are not necessarily indicative of the results for a full year.

                               WHOODOO.COM, INC.,
                        FORMERLY GREYSTONE CREDIT, INC.,
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENT ACCOUNTING PRONOUNCEMENT - In April 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 requires all costs associated with pre-opening, pre-operating and organization activities to be expensed as incurred. The Company adopted SOP 98-5 and expensed all start-up costs.

3.       GOING CONCERN

As shown in the accompanying financial statements, the Company is in the development stage and incurred a net loss of $117,985 during the period April 9, 1999 (inception) to June 30, 1999. The Company's continued existence is dependent upon its ability to complete the development of its search engine, and related web sites, and to commence sales of its services and to generate sufficient revenues to become profitable.

Management's plan to alleviate the going concern issue is to commence operations of its search engine in early 2000. However, there is no assurance that the Company will be able to generate positive cash flow. The Company also completed its acquisition of Greystone in order to obtain immediate capital. In addition, the Company has outstanding warrants, which if exercised, would provide the Company with an additional $850,000 infusion of capital. There is no assurance that these warrants will be exercised. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4.       RELATED PARTY TRANSACTIONS

On August 4, 1999, the Company purchased all of the operating assets, prepaid expenses and intangibles from the Predecessor for $100,000, plus the assumption of liabilities of $29,382. Since this was a related party transaction, the fixed assets purchased were recorded at the Predecessor's net book value of $66,888 and the excess of purchase price over assets acquired of $59,838 was written off to development expense.

On August 4, 1999, the Company assumed an $8,000 note payable from a stockholder as part of its acquisition of the Predecessor's assets. The note is due upon demand, has no collateral and bears no interest. The note payable was part of the $29,382 of liabilities assumed from the Predecessor.

From the Company's inception on April 4, 1999 to June 30, 1999, the Predecessor paid expenses for the Company totaling $122,819 and was reimbursed in full.

In August 1999, the Company entered into an agreement wherein the Predecessor provides management services to the Company. These services are for a term of 36 months for a monthly cost of $49,200, for up to 1,000,000 Internet impressions per month. The agreement provides for additional achievement bonus payments, in a sliding scale downward, ranging from $4,200 to $2,230 per month, for additional Internet impressions per month.

                               WHOODOO.COM, INC.,
                        FORMERLY GREYSTONE CREDIT, INC.,
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.       PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                       SEPTEMBER       JUNE
                                        30, 1999     30, 1999    USEFUL LIVES
                                      -----------    --------    ------------
                                      (unaudited)

Furniture and fixtures                  $21,019      $  1,672      7 years
Equipment                                59,861        16,635      5 years
Software                                 11,092           607      5 years
                                        -------      --------
                                         91,972        18,914

   Less:  accumulated depreciation       (7,512)       (1,907)
                                        -------      --------
                                        $84,460      $ 17,007
                                        =======      ========

Depreciation expense for the three months ended September 30, 1999 was $5,605 and for the period April 9, 1999 to June 30, 1999 was $1,907.

6.       DEBT

On August 4, 1999, the Company assumed a line of credit liability in connection with the acquisition of the Predecessor's assets. The line of credit agreement is in the amount of $10,000 with interest calculated at 4.5% above the Wall Street Journal prime rate and is personally guaranteed by the President and his wife. The balance on September 30, 1999 was $9,942, with interest at 12.75 percent. Subsequent to September 30, 1999, the loan was paid.

7.       EQUITY

On April 9, 1999, whOOdoo Florida sold 11,125,000 (post-recapitalization) shares of common stock to its founders for $500. On May 5, 1999, whOOdoo Florida sold 428,500 (post- recapitalization) shares of common stock at $.35 per share for a total of $136,700.

On July 21, 1999, whOOdoo Florida issued to certain employees and consultants 1,590,000 (post- recapitalization) shares of common stock for $1,590. The Company recorded compensation expense of $1,588,410 for the difference between the fair market value of $1.00 and the $.001 par value. The Company received $369 and recorded subscriptions receivable of $1,220 for amounts uncollected on the shares issued. On July 21, 1999, an individual subscribed to 10,000 shares of common stock and paid $1.00 per share. In August and September 1999, 20,500 shares were sold by the Company for $1.00 per share.

                               WHOODOO.COM, INC.,
                        FORMERLY GREYSTONE CREDIT, INC.,
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7.       EQUITY (CONTINUED)

As part of the recapitalization, Greystone sold, pursuant to a private placement offering, 1,062,500 shares of common stock at $.80 per share. The original stockholders of Greystone retained 4,999,998 shares of common stock of the Company. Therefore, in the recapitalization, the stockholders of Greystone retained a total of 6,062,498 shares and the Company received $847,304, net of offering costs.

On August 4, 1999, the Company granted 1,062,500 warrants at $.80 a share to stockholders. The warrants are exercisable when the Company commences trading electronically through the National Quotation Bureau, Inc., or commences trading on another generally recognized trading market in the United States. The warrants expire six months after becoming exercisable.

8.       LEASE COMMITMENTS

As part of the Predecessor transaction, the Company assumed leases for an office facility and a vehicle under terms ranging from 14 months to three years. The Company also signed an additional office lease on September 1, 1999 for additional space for a term of 14 months. Rental expense for the offices for the period from April 9, 1999 to June 30, 1999 was $6,379. Rental expense for the offices and the vehicle for the three months ended September 30, 1999 was $8,130 and $499, respectively.

The following are the future minimum lease obligations as of June 30, 1999 required under operating leases for the years ended June 30:

                           2000                    $   50,145
                           2001                        16,249
                                                   ----------
                           Total                   $   66,394
                                                   ==========

9.       INCOME TAXES

The Company's operating loss carryforward generated prior to its reverse merger on August 4, 1999, cannot be utilized due to the Internal Revenue Service's change of business and ownership provisions. Operating losses since August 4, 1999, will be available as operating loss carryforwards and may be applied against subsequent taxable income in years through 2020. Between August 4, 1999 and September 30, 1999, the Company had approximately $115,000 in operating losses. The tax effect of the operating loss is approximately $43,000 and an valuation allowance for the same amount has been provided.

                               WHOODOO.COM, INC.,
                        FORMERLY GREYSTONE CREDIT, INC.,
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

10.      OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in excess of the federally insured limits. The funds are with major money center banks. Consequently, the Company does not believe that there is a significant risk in having these balances exceed $100,000.

11.      SUBSEQUENT EVENTS

The warrants issued on August 4, 1999 (See Note 7), were replaced by warrants dated October 21, 1999. The terms of the warrants remained the same.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and
   Stockholders
BGS Southwest, Inc.

We have audited the accompanying balance sheet of BGS Southwest, Inc. as of December 31, 1998, and the related statements of operations and accumulated deficit, and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BGS Southwest, Inc. as of December 31, 1998, and the results of its operations and cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has suffered losses during the development stage that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                       Sweeney, Gates & Co.

Fort Lauderdale, Florida
November 5, 1999

                               BGS SOUTHWEST, INC.
                                 BALANCE SHEETS

                                                            JUNE 30,       DECEMBER 31,
                                                              1999             1998
                                                           ---------       ------------
                                                          (unaudited)
ASSETS

Current assets:
  Cash                                                     $  13,846        $      11
  Accounts receivable                                         21,907            3,392
                                                           ---------        ---------
        Total current assets                                  35,753            3,403

Property and equipment, net of accumulated
   depreciation of $26,532 and $17,725                        68,304           75,953

Other assets                                                   2,656            2,656
                                                           ---------        ---------
                                                           $ 106,713        $  82,012
                                                           =========        =========

LIABILITIES AND STOCKHOLDER'S DEFICIT

Current liabilities:
   Line of credit                                          $   9,805        $      --
   Accounts payable and accrued expenses                      40,903           33,655
   Notes payable to stockholder                              308,000          300,000
   Advances from stockholder                                  64,344          110,436
                                                           ---------        ---------
        Total current liabilities                            423,052          444,091
                                                           ---------        ---------
Stockholder's deficit:
Common stock, $1 par value, 1,000 shares authorized,
   issued and outstanding                                      1,000            1,000
Accumulated deficit                                         (317,339)        (363,079)
                                                           ---------        ---------
       Stockholder's deficit                                (316,339)        (362,079)
                                                           ---------        ---------
                                                           $ 106,713        $  82,012
                                                           =========        =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                               BGS SOUTHWEST, INC.
                STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

                                                     JANUARY 1, 1999       JANUARY 1, 1998      JANUARY 30, 1997
                                                           TO                    TO              (INCEPTION) TO
                                                      JUNE 30, 1999       DECEMBER 31, 1998     DECEMBER 31, 1997
                                                     ---------------      -----------------     -----------------
                                                       (unaudited)
Revenues                                                $ 195,908             $  71,238             $  21,629
                                                        ---------             ---------             ---------
Expenses:
   Research and development                                36,533                73,008                38,514
   Selling, general, and administrative                   113,635               278,210                66,214
                                                        ---------             ---------             ---------
       Total expenses                                     150,168               351,218               104,728
                                                        ---------             ---------             ---------
Net income (loss)
                                                           45,740              (279,980)              (83,099)

Accumulated deficit, beginning of the period             (363,079)              (83,099)                   --
                                                        ---------             ---------             ---------
Accumulated deficit, end of the period                  $(317,339)            $(363,079)            $ (83,099)
                                                        =========             =========             =========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

                               BGS SOUTHWEST, INC.
                            STATEMENTS OF CASH FLOWS

                                                              January 1, 1999        January 1, 1998        January 30, 1997
                                                                     to                    to                (inception) to
                                                                  June 30,          December 31, 1998      December 31, 1997
                                                                    1999
                                                            -------------------   --------------------   ---------------------
                                                                  (unaudited)
Cash flows from operating activities:
   Net income (loss)                                               $  45,739             $(279,980)            $ (83,099)
   Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities:
        Depreciation                                                   8,807                15,407                 2,317
   Changes in operating assets and liabilities
      net of effects of acquisitions:
        Accounts receivable                                          (18,515)                8,025               (11,417)
        Other assets                                                      --                  (690)               (1,966)
        Accounts payable and accrued expenses                          7,249                18,279                15,376
                                                                   ---------             ---------             ---------
              Net cash provided by (used in) operating
                 activities                                           43,280              (238,959)              (78,789)
                                                                   ---------             ---------             ---------
Cash flows from investing activities:
   Purchase of equipment                                              (1,158)              (18,305)              (75,372)
                                                                   ---------             ---------             ---------
               Net cash used in investing activities                  (1,158)              (18,305)              (75,372)
                                                                   ---------             ---------             ---------
Cash flows from financing activities:
   Proceeds from sale of stock to stockholder                             --                    --                 1,000
   Proceeds from line of credit                                        9,805                    --                    --
   Proceeds from note to stockholder                                   8,000                    --                    --
   Proceeds from notes payable to stockholder                             --               128,892               171,108
   Proceeds from advances from stockholder                                --               110,436                    --
   Payment on advances from stockholder                              (46,092)                   --                    --
                                                                   ---------             ---------             ---------
               Net cash provided by (used in) financing
                  activities                                         (28,287)              239,328               172,108
                                                                   ---------             ---------             ---------
               Net increase (decrease) in cash                        13,835               (17,936)               17,947

Cash, beginning of period                                                 11                17,947
                                                                                         ---------             ---------
Cash, end of period                                                $  13,846             $      11             $  17,947
                                                                   =========             =========             =========
Supplemental information:
   Cash paid for interest                                          $      --             $      --             $      --
                                                                   =========             =========             =========
   Cash paid for income taxes                                      $      --             $      --             $      --
                                                                   =========             =========             =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                               BGS SOUTHWEST, INC.
                          NOTES TO FINANCIAL STATEMENTS

1.       BUSINESS AND BASIS OF PRESENTATION

BGS Southwest, Inc., (the "Company"), was incorporated in the state of Florida on January 30, 1997. The Company was in the business of Internet consulting and web site hosting and the design of search engines. On August 4, 1999, the Company sold all of its operating assets, intangibles and related liabilities to whOOdoo. Com. Inc. ("whOOdoo"), a related party entity, partially owned by the President of the Company (See Note 9).

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS - The Company considers those investments, which are highly liquid in nature and have an original maturity of three months or less at the date of purchase to be cash equivalents.

ACCOUNTS RECEIVABLE - The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If an amount becomes uncollectable, an expense is charged to operations.

PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The cost and accumulated depreciation for property and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and resulting gains or losses are reflected in income. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method.

UNAUDITED INTERIM FINANCIAL STATEMENTS - The accompanying consolidated financial statements of the Company for the six months ended June 30, 1999 are unaudited, but, in the opinion of management, reflect the adjustments all of which are of a normal recurring nature, necessary for a fair presentation of such financial statements in accordance with generally accepted accounting principles. The results of operations for an interim period are not necessarily indicative of results for a full year.

IMPAIRMENT OF LONG-LIVED ASSETS - The Company evaluates the recoverability of its property and equipment, and other assets in accordance with Statement of Financial Accounting Standards Board ("SFAS") No.121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of ("SFAS 121"). SFAS 121 requires recognition of the impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which intangible assets relate.

ADVERTISING - Advertising costs are expensed as incurred. Advertising expense during the years ended December 31, 1998 and 1997 was $26,394 and $2,377, respectively.

INCOME TAX - Income tax assets and liabilities are computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based upon enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

                              BGS SOUTHWEST, INC.,
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEVELOPMENT COSTS - All costs relating to start up and development of its Internet search engine and related web sites are expensed as incurred.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENT - In April 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 requires all costs associated with pre-opening, pre-operating and organization activities to be expensed as incurred. The Company adopted SOP 98-5 and expensed all start-up costs.

3.       GOING CONCERN AND DEPENDENCY

The Company incurred a net loss of $363,079 during the period January 30, 1997 (inception) to December 31, 1998 and had a net capital deficiency of $440,688 at December 31, 1998. The Company sold all its operating assets except for cash and accounts receivable and entered into a management services agreement with whOOdoo to provide management services for a monthly fee (See Note 9). The Company's continued existence is dependent upon the collection of the management fees from whOOdoo. There is no assurance that whOOdoo will be successful and the fees will be paid and, the Company will continue in existence. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

4.       PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                         JUNE 30,   DECEMBER 31,
                                           1999        1998        USEFUL LIVES
                                         --------   -----------    ------------
Furniture and fixtures                   $ 21,283    $ 21,283         7 years
Equipment                                  67,716      66,558         5 years
Software                                    4,888       4,888         5 years
Leasehold Improvements                        949         949         3 years
                                         --------    --------
                                           94,836      93,678

   Less:  accumulated depreciation        (26,532)    (17,725)
                                         --------    --------
                                         $ 68,304    $ 75,953
                                         ========    ========

Depreciation expense for the periods ended June 30, 1999 and December 31, 1998 was $8,807 and $15,407, respectively.

                              BGS SOUTHWEST, INC.,
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5.       DEBT

The Company has a line of credit with a bank in the amount of $10,000 with interest calculated at 4.5% above the Wall Street Journal prime rate. The line of credit is personally guaranteed by the President and his wife. The interest rate at June 30, 1999 was 12.5 percent and the balance on the note as of June 30, 1999 was $9,805. The line of credit was assumed by whOOdoo on August 4, 1999.

6.      RELATED PARTY TRANSACTIONS

On January 2, 1999, the Company borrowed $8,000 from its stockholder. The note is due upon demand, has no collateral and bears no interest. The note was assumed by whOOdoo on August 4, 1999.

The Company has borrowed $300,000 from its stockholder. The note is due on demand and interest accrues at 8%. There have been other unsecured advances from the stockholder, as needed, to fund operations. The advances totaled $64,344 and $110,436 at June 30, 1999 and December 31, 1999, respectively. The Company and its stockholder have no written agreements concerning these advances.

7.      LEASE COMMITMENTS

The Company leases its office space. The lease is for a term of three years and expires October 31, 2000 and provides for rental payments of $2,126 per month. Rental expenses for the periods ended June 30, 1999, December 31, 1998 and 1997, were $21,261, $25,513, and $4,252, respectively. The Company also leases a vehicle for a term of 36 months that expires on May 22, 2001 at $499 per month. Rental expense for the vehicle at June 30, 1999 and December 31, 1998 was $2,994 and $3,991, respectively.

The following are the future minimum lease obligations as of December 31, 1998 required under operating leases for the years ended:

                           1999              $   28,507
                           2000                  27,248
                           2001                   1,996
                                             ----------
                           Total             $   55,751
                                             ==========

7.          INCOME TAXES

The Company had available at December 31, 1998, operating loss carryforwards for federal and state tax purposes, of approximately $363,000 that could be applied against taxable income in subsequent years through 2020. The tax effect of the net operating loss is approximately $137,000, and a full valuation allowance has been recorded, since realization is uncertain. No tax provision has been recorded at June 30, 1999 due to the loss carryforwards.

                              BGS SOUTHWEST, INC.,
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8.      SUBSEQUENT EVENTS

On August 4, 1999, the Company sold all of its assets and intangibles to whOOdoo for $100,000, and whOOdoo assumed certain liabilities relating to the assets totaling $29,382.

In August 1999, the Company entered into an agreement to provide management services to whOOdoo. These services are for a term of 36 months at a monthly cost of $49,200, for up to 1,000,000 Internet impressions per month. The agreement provides for additional achievement bonus payments, in a sliding scale downward, ranging from $4,200 to $2,230 per month, for additional impressions beyond 1,000,000 per month.

                                  EXHIBIT INDEX

 EXHIBIT                     DESCRIPTION
 -------                     -----------
  2.1              Form of Certificate Incorporation of whOOdoo.com, Inc.
  2.2              Form of Reorganization Agreement
  2.3              Form of Asset Purchase Agreement*
  4.1              Form of Warrants issued to investors
  4.2              Form of Warrants issued to equipment leasing company
  4.3              From of Common Stock certificate
  10.1             Form of BGS Management Agreement with addendum
  10.2             Form of Equipment Management and Co-hosting Agreement
  10.3             Form of Public Relations Consulting Agreement
  10.4             Form of BGS Employment Agreement (Paulo Mylla)
  10.5             Form of BGS Employment Agreement (Brian Leith)
  10.6             Form of BGS Employment Agreement (Debbie Briscoe)
  10.7             Form of BGS Employment Agreement (Kevin Casey)
  11.              Statement of computation of per share earnings
  21               Subsidiaries
  27.              Financial Data Schedule
  99               1999 Stock Option Plan

* Certain schedules to exhibit 2.3 are not included with this registration statement. We have requested an exemption from the Securities and Exchange Commission from filing these schedules via Edgar pursuant to Regulation
   232.203. If our exemption request is granted, we will file the schedules with the Commission in paper format pursuant to Regulation 232.311.